                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration File No.: 333-11029






PROSPECTUS SUPPLEMENT
(To Prospectus dated August 29, 1996 and
Prospectus Supplement dated October 17, 1996)

                               4,295,843 SHARES
                               HFS INCORPORATED
                                 COMMON STOCK

     This Prospectus Supplement relates to up to 4,295,843 shares (the "Shares") of common stock, $.01 par value per share (the "Common Stock"), of HFS Incorporated, a Delaware Corporation ("HFS" or the "Company"), to be offered from time to time by (i) The Avis, Inc. Employee Stock Ownership Trust (the "Avis ESOP"), (ii) General Motors Corporation ("GM") and (iii) certain persons (together with GM and the Avis ESOP, the "Selling Stockholders") named in the Prospectus Supplement dated October 17, 1996. See "Selling Stockholders" in the Prospectus Supplement dated October 17, 1996 and "Selling Stockholders" and "Plan of Distribution" in the Prospectus. The Company will not receive any of the proceeds from the sale of the Shares offered hereby.

     The Shares have been registered pursuant to (i) the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 23, 1996, as amended, by and among HFS, Avis Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of HFS ("Avis Acquisition"), U.S. Trust Company of California, N.A., as Trustee of the Avis ESOP and Avis, Inc. ("Avis") and (ii) the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of August 28, 1996, by and between HFS and GM. The Merger Agreement provides for the acquisition of Avis and its subsidiaries by HFS pursuant to a merger of Avis Acquisition with and into Avis (the "Merger"). The Stock Purchase Agreement provided for the acquisition by HFS of all of the participating convertible preferred stock of Avis owned by GM simultaneously with the Merger (the "Stock Purchase").

     The distribution and sale of the shares of Common Stock offered hereby is subject, with respect to the shares to be sold by GM, to the provisions of the Stock Purchase Agreement and, with respect to the shares to be sold by the Avis ESOP, to the provisions of the Merger Agreement. The Merger Agreement and the Stock Purchase Agreement set forth certain transfer requirements and restrictions with respect to the transfer of shares of Common Stock offered hereby, including a restriction on the sale of shares for designated periods after the closing of the Merger and requirements of prior notice of any proposed transfer of the shares in certain designated periods. Subject to the Merger Agreement and the Stock Purchase Agreement, the Selling Stockholders may sell all or portions of the Common Stock through agents or broker-dealers on terms to be determined at the time of sale. Subject to the Merger Agreement and the Stock Purchase Agreement, the Selling Stockholders may sell the Common Stock offered hereby from time to time on the New York Stock Exchange or such other national securities exchange, automated interdealer quotation system on which the shares of Common Stock are then listed, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices. The number of such shares proposed to be so offered and the terms of such offering, and the number of such shares owned prior to and after the completion of any such offering shall be set forth in an accompanying Prospectus Supplement, to the extent necessary. Subject to the terms of the Merger Agreement and the Stock Purchase Agreement, the aggregate proceeds to the Selling Stockholders from the sale of any Shares will be the purchase price of such Shares less the aggregate agents' or brokerdealers' commission, if any, and other expenses of distribution not borne by the Company. See "Selling Stockholders" and "Plan of Distribution" in the Prospectus.

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "HFS." On December 3, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $57 5/8 per share.

     FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" ON PAGE 5 IN THE PROSPECTUS.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

          The date of this Prospectus Supplement is December 4, 1996

        NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR INCORPORATED HEREIN BY REFERENCE IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT INVOLVED IN THE OFFERING DESCRIBED HEREIN. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                             --------------------


                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT                          PROSPECTUS

                                    Page                                   Page
                                    ----                                   ----

Recent Developments.................S-3          The Company.................4
The RCI Acquisition.................S-5          Risk Factors................5
The PHH Acquisition................ S-9          The Avis Acquisition........9
Selling Stockholders...............S-14          Selling Stockholders.......11
                                                 Use Of Proceeds............20
        PROSPECTUS SUPPLEMENT                    Plan of Distribution.......20
       (dated October 17, 1996)                  Description of Capital
                                                   Stock....................20
Recent Developments................SS-3          Legal Opinion..............22
Selling Stockholders...............SS-4          Experts....................22


     IN CONNECTION WITH ANY UNDERWRITTEN OFFERING OF THE SECURITIES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF SUCH SECURITIES OR OTHER SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              RECENT DEVELOPMENTS


     RESORT CONDOMINIUMS INTERNATIONAL, INC. ACQUISITION. On November 12, 1996, the Company completed the acquisition of all the outstanding capital stock of Resort Condominiums International, Inc. ("RCI") and its affiliates for approximately $625 million, comprised of $550 million in cash and $75 million in Common Stock of the Company, plus future contingent payments of up to $200 million over the next five years.

     RCI, based in Indianapolis, Indiana and incorporated as an Indiana corporation in 1974, is the world's largest provider of time share exchange programs for approximately two million timeshare owners and approximately 3,000 resorts around the world (the "RCI Network"). The RCI Network enables a member who owns a time share interest in a resort property that is affiliated with the RCI Network to exchange such time share interest for a time share interest of equivalent value in another affiliated resort. RCI also is engaged in publishing related to the timeshare industry and provides other travel-related services, integrated software systems and resort management and consulting services. Exchange and travel-related revenue of RCI was $158.6 million and $278.1 million for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively. See "The RCI Acquisition."

     The Company expects that the acquisition of RCI will provide increased marketing opportunities between RCI and the Company's lodging, car rental and real estate brokerage franchises as well as further opportunities to expand the Company's preferred vendor program. The Company also expects that RCI will benefit from certain economies of scale and other synergies resulting from RCI's affiliation with the Company's lodging, car rental and real estate brokerage franchisor operations.

     THE PHH CORPORATION ACQUISITION. On November 10, 1996, the Company entered into an Agreement and Plan of Merger (the "PHH Merger Agreement") by and among the Company, PHH Corporation ("PHH") and Mercury Acquisition Corp., a wholly owned subsidiary of the Company. Pursuant to the PHH Merger Agreement, the Company has agreed to acquire all the outstanding capital stock of PHH for approximately $1.7 billion, or approximately $49.50 per PHH share (the "PHH Merger") for consideration consisting of shares of Common Stock. Pursuant to the terms of the PHH Merger Agreement, the maximum number of shares to be issued would be 28.7 million and the minimum number of shares to be issued would be 21.3 million, based upon an average share price of Common Stock of $60 to $81 for the twenty trading days ending five days before the PHH shareholder vote to approve the PHH Merger. Consummation of the transaction is subject to the satisfaction of various conditions, including regulatory approvals and stockholder approval. This transaction will be accounted for as a pooling of interests and is anticipated to be tax free for PHH shareholders. While completion of the transaction is not assured, the Company expects the transaction will be completed on or about March 17, 1997.

     PHH, based in Hunt Valley, Maryland and incorporated as a Maryland Corporation, provides a broad range of integrated management services, expense management programs and mortgage banking services to more than 3,000 major clients, including many of the world's largest corporations, as well as government agencies and affinity groups. Its primary business service segments consist of vehicle management, real estate and mortgage banking. For the twelve month period ended April 30, 1996, PHH net revenues totaled approximately $600 million with net revenue of approximately $82 million. See "The PHH Acquisition."

     AMRE. On November 26, 1996, Amre Inc. ("Amre") reached an agreement in principle with the Company to defer $9.6 million of Amre's 1996 royalty obligation to the Company and modify the $11 million 1997 royalty payment to the Company so that such royalty is based on the cash flow of Amre. The Company and Amre also agreed to restructure the terms of future royalty payments.

     The Company will record an allowance in the fourth quarter of 1996 on the $9.6 million receivable from Amre. The allowance will be offset in large part by a $9.5 million fee from Chartwell Leisure Inc. ("Chartwell") related to a termination of a services contract by Chartwell.

                              THE RCI ACQUISITION

GENERAL


     On November 12, 1996, the Company completed the acquisition of all the outstanding capital stock of RCI and its affiliates for approximately $625 million, comprised of $550 million in cash and $75 million in Common Stock of the Company, plus future contingent payments of up to $200 million over the next five years.

     RCI, based in Indianapolis, Indiana and incorporated as an Indiana corporation in 1974, is the world's largest provider of timeshare exchange programs for approximately two million timeshare owners and approximately 3,000 resorts around the world. The RCI Network enables a member who owns a timeshare interest in a resort property that is affiliated with the RCI Network to exchange such timeshare interest for a timeshare interest of equivalent value in another affiliated resort. RCI also is engaged in publishing related to the timeshare industry and provides other travel-related services, integrated software systems and resort management and consulting services. Exchange and travel-related revenue of RCI was $158.6 million and $278.1 million for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively.

     The Company expects that the acquisition of RCI will provide increased marketing opportunities between RCI and the Company's lodging, car rental and real estate brokerage products as well as further opportunities to expand the Company's preferred vendor program. The Company also expects that RCI will benefit from certain economies of scale and other synergies resulting from RCI's affiliation with the Company's lodging, car rental and real estate brokerage franchisor operations.


TIMESHARE EXCHANGE INDUSTRY OVERVIEW


     Timesharing for the resort industry is the shared ownership and/or periodic use of property by a number of users or owners for a defined period of years or in perpetuity. An example of a simple form of timeshare is a condominium unit that is owned by fifty-two persons, with each person having the right to use the unit for one week of every year. In the United States, industry sources estimate that the average price of such a timeshare is about $7,500 to $10,000, plus a yearly maintenance fee of approximately $350. In 1995, sales of timeshares exceeded $5 billion worldwide. Approximately 52% of all timeshare owners reside in the United States, while approximately 21% reside in Europe. Industry sources have estimated that the total number of owners of timeshare interests is approximately 3.5 million, while the total number of timeshare resorts worldwide has been estimated to be approximately 4,500.

     A timeshare exchange provides an owner of a timeshare interest in a particular resort property with the ability to exchange such interest for a timeshare interest of equivalent value in another resort. Timeshare exchange accounts for approximately two-fifths of the timeshare holidays taken worldwide each year. Two principal segments make up the timeshare exchange industry: owners of timeshare interests and resort properties. The timeshare exchange industry derives revenue from annual membership fees paid by owners of timeshare interests, affiliation fees paid by timeshare resort properties, and exchange fees paid by such owners for each exchange that is arranged by a timeshare exchange company.

     The global timeshare exchange industry consists of two major companies, RCI and Interval International ("Interval"), a wholly-owned subsidiary of CUC International, as well as a small number of smaller firms. Approximately 95% of the 4,500 timeshare resorts in the world are affiliated with either RCI or with Interval. In addition, RCI has approximately 2.1 million timeshare owners who are members while Interval has almost 700,000 timeshare owners who are members.

     The timeshare industry has experienced significant growth over the past decade. The Company believes that the factors driving this industry growth include the demographic trend toward older, more affluent Americans who travel more frequently, the entrance of major hospitality and entertainment companies into timeshare development, a worldwide acceptance of the concept, an increasing focus on leisure activities, family health and a desire for value, variety and flexibility in a vacation experience. The Company believes that future growth of the timeshare exchange industry will be determined by general economic conditions both in the U.S. and worldwide, the public image of the industry, improving approaches to providing marketing and sales, a greater variety of products and broadening the timeshare market and a variety of other factors. Accordingly, the Company cannot predict whether such growth will continue and, if so, whether it will continue at rates comparable to those of the recent past. See "Risk Factors--Risks Related to RCI's Operations."


RCI TIMESHARE EXCHANGE OPERATIONS


MEMBERSHIP


     The RCI Network provides a network for approximately 2.1 million members who own timeshare interests in a resort that is affiliated with the RCI Network which enables such members to exchange their timeshare interest for a timeshare interest of equivalent value in another affiliated resort. Approximately 1,100,000 members of the RCI Network reside outside of the United States, which account for 52% of the total members of the RCI Network. RCI's membership volume has grown at a compound annual rate for the last five years of approximately 10%, while exchange volumes have grown at a compound annual rate of approximately 12% for the same time period.

     RCI provides members of the RCI Network with access to both domestic and international timeshare resorts, publications regarding timeshare exchange opportunities, and other travel-related services, including discounted purchasing programs. See "--Publications" and "--Other Services Provided by RCI." In the United States members pay an average annual membership fee of $67 as well as an average exchange fee of $100 for every exchange arranged by RCI. In 1995, membership and exchange fees amounted to approximately $230 million. RCI arranged approximately 1.6 million exchanges in 1995.

     Developers of resorts affiliated with the RCI Network typically pay the first year membership fee for new members upon the sale of the timeshare interest. See "--Affiliated Timeshare Resorts and Developers." In the United States more than 75% of such owners renew their membership in their second year and more than 90% renew each year thereafter.


OTHER SERVICES PROVIDED BY RCI


     Travel Services. RCI provides travel services to U.S. members of the RCI Network through its affiliate, RCI Travel, Inc. ("RCIT"). On a global basis, RCI provides travel services through entities operating in local jurisdictions (hereinafter, RCIT and local entities referred to as "Travel Agencies"). Travel Agencies provide airline reservations and airline ticket sales services to members in conjunction with the arrangement of their timeshare exchanges, as well as providing other types of travel services including hotel accommodations, car rentals, cruises and tours. Travel Agencies also from time to time offer travel packages utilizing resort developers' unsold inventory to provide both revenue and prospective timeshare purchasers to the resort.

     Advertising. RCI provides its affiliated resorts with advertising opportunities in its member and developer focused publications, as well as through its site on the Internet Worldwide Web at http:\\www.rci.com.

     Sales and Marketing Supporting. RCI provides a wide variety of sales and marketing materials to assist its affiliated resorts in their timeshare sales process. These include a video explaining the concept of vacation ownership and exchange, posters, wall tours customized for the resort, a wide variety of promotional brochures and the Endless Vacation Special Resort Edition Directory. Interactive multi-media sales tools are also under development. In addition, RCI uses state-of-the-art database marketing techniques to identify highly qualified sales prospects for its resort affiliates.

     Timeshare Consulting. RCI provides worldwide timeshare consulting services through its affiliate, RCI Consulting, Inc. These services include comprehensive market research, site selection, strategic planning, community economic impact studies, resort concept evaluation, financial feasibility assessments, on-site studies of existing resort developments, and tailored sales and marketing plans.

     Resort Management Software. RCI provides computer software systems to timeshare resorts and developers through its affiliate, Resort Computer Corporation ("RCC"). RCC provides software that integrates resort functions such as sales, accounting, inventory, maintenance, dues and reservations.

     Property Management. RCI provides resort property management services through its affiliate, RCI Management, Inc. ("RCIM"). RCIM is a single source for any and all resort management services, and offers a menu including hospitality services, a centralized reservations service center, advanced reservations technology, human resources expertise and owner's association administration.


AFFILIATED TIMESHARE RESORTS AND DEVELOPERS


     Approximately 3,000 timeshare resorts are affiliated with the RCI Network, of which approximately 1,250 resorts are located in the United States and Canada; 1,100 are in Europe and Africa, 400 are in Mexico and Latin America, and 250 are in the Asia-Pacific region. The terms of RCI's affiliation agreement with its resorts generally require that the developer enroll each new timeshare purchaser at the resort as a member of RCI, license the affiliated resort to use the RCI name and marks, set forth the materials and services RCI will provide to the affiliate and generally describe RCI's expectations of the resort's management, representation of the exchange program, minimum enrollment requirements and treatment of exchange guests. Affiliation agreements are typically for a term of five or six years and automatically renew for like terms thereafter unless either party takes affirmative action to terminate the relationship. RCI makes available a wide variety of goods and services to its affiliated developers, including publications, advertising, sales and marketing materials, timeshare consulting services, resort management software, travel packaging and property management services. See "--Other Services Provided by RCI."

     Developers of affiliated resorts typically pay the first year membership fee for new members upon the sale of the timeshare interest. Vistana Development, Orange Lake Country Club and Fairfield Communities have provided the greatest number of members currently enrolled in the RCI Network.


PUBLICATIONS


     RCI publishes numerous magazines and periodicals, often in several languages, relating to the vacation and timeshare industry. The Endless Vacation Special Resort Edition, and its counterpart in various countries, is RCI's premier publication and contains full color, photo listings of RCI resorts. Endless Vacation, Holiday, and Vacacciones Sin Fin are magazines directed at subscribing members in North America and Singapore, Europe and Africa, and Latin America, respectively. Perspective, Review, Timeshare Business Quarterly and Intercambio are magazines or newsletters directed at resort affiliates, developers, homeowners associations and industry personnel in North America, Europe, Asia-Pacific and Latin America, respectively. RCI's approximately 2.1 million members are subscribers to its magazines. Developer periodicals are made available to resorts and others in the industry at no charge.

REGULATORY AND ENVIRONMENT MATTERS


     RCI is subject to federal, state and local laws and regulations including those relating to taxing, consumer credit, environmental protection and labor matters. In addition, RCI is subject to state statutes in those states regulating timeshare exchange services, and must prepare and file annually with regulators in states which require it, the RCI Disclosure Guide to Vacation Exchange. RCI is not subject to those state statutes governing the development of timeshare condominium units and the sale of timeshare interests, but such statutes directly affect the members and resorts that participate in the RCI Network and therefor the statutes indirectly impact RCI.

     The Company believes that RCI is in substantial compliance with all of the regulatory requirements of the various jurisdictions in which RCI operates.


LEGAL MATTERS


     From time to time, RCI is subject to routine litigation incidental to its business. RCI maintains insurance policies that cover most of the actions brought against RCI. See "--Insurance." RCI is not involved in any legal proceeding which it believes would have a material adverse effect upon its financial condition or operations.


EMPLOYEES


     RCI has approximately 4,200 employees worldwide. Of these, approximately 1,500 are employed in executive, financial and administrative capacities, approximately 1,800 are engaged in marketing or sales capacities, approximately 325 are involved in the travel services business, approximately 70 are involved in the resort software business, and approximately 500 are involved in the resort-management business. None of RCI's employees are represented by unions or collective bargaining agreements. RCI believes that its relationships with its employees are good.


PROPERTIES


     RCI leases space at 19 locations in the United States and 38 locations outside of the United States for all of its operations. Additionally, one location in the United States is owned and one location outside of the United States is owned. RCI has offices in 33 countries.

     RCI's principal offices are in a 108,000 square foot complex known as the Woodview Trace building, located in Indianapolis, Indiana. RCI leases the land and building from a limited liability company controlled by the Selling Stockholder. The lease provides for an initial five year term expiring December 31, 2001 and contains ten renewal options each for a term of five additional years. The rent is approximately $1,600,000 per year for the original term of the lease, and is subject to adjustment to reflect changes in the cost of living upon the exercise of each renewal option.


                              THE PHH ACQUISITION

GENERAL


     PHH, based in Hunt Valley, Maryland and incorporated as a Maryland Corporation, provides a broad range of integrated management services, expense management programs and mortgage banking services to more than 3,000 major clients, including many of the world's largest corporations, as well as government agencies and affinity groups. Its primary business service segments consist of vehicle management, real estate and mortgage banking. In reviewing the financial and statistical data herein relating to PHH, please note that PHH has a fiscal year end at April 30.

VEHICLE MANAGEMENT SERVICES

     Vehicle management services consist primarily of the management, purchase, leasing and resale of vehicles for corporate clients and government agencies, including fuel and expense management programs and other fee-based services for clients' vehicle fleets.

     Fleet Management Services. PHH provides fully integrated vehicle management and leasing programs through PHH Vehicle Management Services. These programs were developed to meet the specific needs of companies using large and small numbers of cars and trucks and consist of managerial, leasing and advisory services, aimed at reducing and controlling the cost of operating corporate fleets.

     PHH's advisory services for automobile fleet management programs include recommendations on the makes and models of cars and accessories best suited to the client's use, the determination of persons eligible for company cars, the method of reimbursing field representatives for actual car expenses, the care and maintenance of cars and the personal use of company cars.

     Managerial services for automobile fleet programs include purchasing automobiles, arranging for their delivery through new car dealers located throughout the United States, Canada, the United Kingdom and the Republic of Ireland, as well as capabilities in Mexico and throughout Europe, complying with various local registration, title, tax and insurance requirements, pursuing warranty claims with automobile manufacturers and selling used cars at replacement time.

     PHH offers similar programs and services for vans and light and heavy-duty truck fleets. Advisory services offered include the determination of the vehicle specifications, makes, models and equipment best suited to perform the functions required by the client. Managerial services include purchasing new vans, light and heavy-duty trucks, trailers, truck bodies and equipment from manufacturers and franchised dealers, the performance of title, registration, tax and insurance functions, arranging for them to be titled, licensed and delivered to locations designated by clients, verifying invoices and selling used vehicles at replacement time.

     PHH offers various leasing plans for its vehicle leasing programs. Under these plans, PHH provides for the financing primarily through the issuance of commercial paper and medium-term notes and through unsecured borrowings under revolving credit agreements and bank lines of credit.

     PHH leases vehicles for minimum lease terms of twelve months or more under either direct financing or operating lease agreements. PHH's experience indicates that the full term of the leases may vary considerably due to extensions beyond the minimum lease term. Under the direct financing lease agreements, resale of the vehicles upon termination of the lease is generally for the account of the lessee. PHH has two distinct types of operating leases. Under one type, the open-end operating lease, resale of the vehicle upon termination of the lease is for the account of the lessee except for a minimum residual value which PHH has guaranteed. PHH's experience has Ibeen that vehicles under this type of lease agreement have consistently been sold for amounts exceeding residual value guarantees. Under the other type of operating lease, the closed-end operating lease, resale of the vehicle on termination of the lease is for the account of PHH.

     PHH's fleet management services may be the same whether the client owns or leases the vehicles. In either case, the client generally operates the vehicles on a net basis, paying all the actual costs incidental to their operations, including gasoline, oil, repairs, tires, depreciation, vehicle licenses, insurance and taxes. The fee charged by PHH for its services is based upon either a percentage of the original cost of the vehicle or a stated management fee and, in the case of a leasing client, includes the interest cost incurred in financing the vehicle.

     Fuel and Expense Management Programs. PHH offers fuel and expense management programs to corporations and government agencies for the control of automotive business travel expenses in each of the United States, Canada, United Kingdom, Republic of Ireland and Germany, with capabilities in Mexico and throughout

Europe. Through a service card and billing service, a client's traveling representatives are able to purchase various products and services such as gasoline, tires, batteries, glass and maintenance services at numerous outlets. PHH also provides a series of safety and accident management related programs, statistical control reports detailing expenses related to the general operation of vehicles, and a program which monitors and controls the type and cost of vehicle maintenance for individual automobiles.

     PHH also provides a fuel and expense management program and a centralized billing service for companies operating truck fleets in the United Kingdom, as well as in the United States, Republic of Ireland and Germany. Drivers of the clients' trucks are furnished with courtesy cards together with a directory listing the names of strategically located truck stops and service stations which participate in this program. Service fees are earned for billing, collection and record keeping services and for assuming credit risk. These fees are paid by the truck stop or service stations and/or the fleet operator and are based upon the total dollar amount of fuel purchased or the number of transactions processed.

     Competitive Conditions. The principal methods of competition within vehicle management services are service quality and price.

     In the United States and Canada, an estimated 30% of the market for vehicle management services is served by third-party providers. There are five major providers of such services in North America, as well as an estimated several hundred local and regional competitors. PHH is the second largest provider of comprehensive vehicle management services in North America.

     In the United Kingdom, the portion of the fuel card services and vehicle management services markets served by third-party providers is an estimated 37% and 45%, respectively. PHH is the market leader among the four major nationwide providers of fuel card services, and the six major nationwide providers of vehicle management services. Numerous local and regional competitors serve each such market element.

     The following sets forth certain statistics concerning automobiles, vans, light, medium and heavy-duty trucks for which PHH provides managerial, leasing and/or advisory services primarily in the United States, Canada, the United Kingdom, the Republic of Ireland and Germany at the end of the fiscal years shown:


                                   1996          1995          1994          1993          1992
                                   ----          ----          ----          ----          ----

Ending number of vehicles under      482,600      463,200      450,400      454,300      467,000
  management:

Average cost of vehicles          $   19,639   $   19,167   $   18,016   $   17,203   $   16,072

Number of vehicles purchased         117,700      112,400      108,000      115,800      117,900

Number of fuel and service card       56,000       51,400       47,300       45,600       44,100
  transactions (in thousands)

Gallons of fuel processed (in      1,069,000    1,136,000    1,073,000    1,039,000    1,076,000
  thousands)


REAL ESTATE SERVICES


     PHH provides real estate services principally to large international corporations, government agencies and financial institutions, and to members of affinity groups in the United States, Canada, the United Kingdom and the Republic of Ireland through PHH Real Estate Services. PHH also has capabilities in Mexico and throughout Europe. Principal services consist of counseling transferred employees of clients and the purchase, management and resale of their homes. PHH's real estate services offer clients the opportunity to reduce employee relocation costs and facilitate employee relocation.

     PHH pays a transferring employee his/her equity in a home based upon a value determined by independent appraisals or based on a contract to sell which has been agreed with the employee. The employee's mortgage is generally retired concurrently with the purchase of the equity; otherwise PHH normally accepts the administrative responsibility for making payments on any mortgages. Following payment to the employee, the corporate client normally pays PHH an advance billing to cover costs to be incurred during the period the home is held for resale, including debt service on any existing mortgage. These costs are paid by PHH and, after ultimate resale, a settlement is made with the corporate client reconciling the advance billing and expense payments. Under the terms of the client contracts, PHH is generally protected against losses from changes in market conditions.

     Funds to finance the purchase of homes are provided primarily through the issuance of commercial paper and medium-term notes through unsecured borrowings under revolving credit agreements and bank lines of credit, or may be provided by the client. Interest costs are billed directly to PHH's clients.

     PHH's real estate services subsidiaries also offer programs which provide the planning and implementation for group moves of corporate clients, home marketing assistance, property management, movement of household goods, destination services and asset management for financial institutions.

     Competitive Conditions. The principal methods of competition within real estate services are service quality and price. In the United States, Canada and the United Kingdom, an estimated 22% of the market for real estate services is served by third-party providers.

     In each of the United States, Canada and the United Kingdom, there are four major national providers of such services. There are an estimated several dozen local and regional competitors in each country. PHH is the market leader in the United States and Canada, and third in the United Kingdom.

     The following sets forth certain statistics concerning PHH's real estate services in the United States, Canada and the United Kingdom for the fiscal years shown:


                                          1996          1995          1994          1993          1992
                                          ----          ----          ----          ----          ----
Asset-based services:
   Home purchase authorizations        32,400           31,000        31,800        31,800        30,400
    Transferee homes sold              27,900           25,300        28,900        28,400        28,100
    Average value of US transferee   $177,000         $171,000      $165,000      $156,000      $156,600
Fee-based services transactions:
     Home finding                      25,890           24,020        23,180        15,620        10,540
    Household goods moves              17,310           14,700        13,720         8,730         7,170
    Property dispositions               8,580            7,250         4,180         3,610         2,690
                                     --------         --------      --------      --------      --------
                                       51,780           45,970        41,080        27,960        20,400


(1) Revenues for real estate services in the United States are significantly determined based on the value of homes sold, while revenues for the United Kingdom and Canadian segments are not related to the value of homes sold; therefore, this table only includes the average value of U.S. homes sold.

MORTGAGE BANKING SERVICES

     PHH provides U.S. residential mortgage banking services through PHH Mortgage Services. These services consist of the origination, sale and servicing of residential first mortgage loans. A variety of first mortgage products are marketed to consumers through relationships with corporations, affinity groups, financial institutions, real estate brokerage firms and other mortgage banks.

     PHH Mortgage Services is a centralized mortgage lender conducting business in all 50 states. It utilizes its computer system and an extensive telemarketing operation to allow the consumer to complete the entire application process over the telephone. Utilizing local appraisers, title companies and closing attorneys, PHH can effectively administer its products and services anywhere in the nation.

     The mortgage unit customarily sells all mortgages it originates to investors (which include a variety of institutional investors) either as individual loans, as mortgage-backed securities or as participation certificates issued or guaranteed by the Federal National Mortgage Association
(FNMA), the Federal Home Loan Mortgage Corporation (FHLMC), or the Government National Mortgage Association (GNMA) while generally retaining mortgage servicing rights. The guarantees provided by FNMA and FHLMC are on a non-recourse basis to PHH. Guarantees provided by GNMA are to the extent recoverable from certain government insurance programs.

     Mortgage servicing consists of collecting loan payments, remitting principal and interest payments to investors, holding escrow funds for payment of mortgage-related expenses such as taxes and insurance, and otherwise administering PHH's mortgage loan servicing portfolio.

     Competitive Conditions. The principle methods of competition in mortgage banking services are service quality and price. There are an estimated 20,000 national, regional or local providers of mortgage banking services across the United States. PHH ranked 15th among loan originators for calendar year 1995.

     The following sets forth certain statistics concerning mortgage banking services for the fiscal years shown:


                                   1996          1995          1994          1993          1992
                                   ----          ----          ----          ----          ----

Mortgage loan closing
    (in millions)               $ 7,853       $ 3,432       $ 8,074       $ 5,618       $ 3,797

Mortgage servicing portfolio
    at April 30 (in millions)   $21,676       $16,017       $16,645       $11,047       $ 7,517

Delinquency rate                   1.4%          1.3%          1.2%          1.1%          1.8%


EMPLOYEES


     As of September 30, 1996, PHH and its subsidiaries had approximately 5,700 employees.


PROPERTIES


     The corporate offices of PHH are located at 11333 McCormick Road, Hunt Valley, Maryland, in an eight-story building which is owned by PHH and contains approximately 163,000 square feet of office space.

     The offices of PHH Vehicle Management Services North American operations are located throughout the U.S. and Canada. Primary office facilities are located in a six-story, 200,000 square foot office building in Hunt Valley, Maryland, leased until September 2003; and offices in Mississauga, Canada, having 59,400 square feet, leased until February 2003. Other facilities include office space totaling 10,400 square feet in five cities leased as full-service branch offices for fleet management activities for various terms to April 2003; two dealerships, one located in Williamsburg, Virginia, having 101,000 square feet, leased until March 1998 and the other in Edenton, North Carolina, having 337,100 square feet, leased until December 1998; and regional offices located in Montreal, Calgary, Vancouver, Mississauga & Quebec, Canada, having a total of 43,100 square feet, leased for various terms to December 2002.

     The offices of PHH Real Estate Services North American operations are located throughout the U.S. and Canada. Primary office facilities are located in offices located in Danbury, Connecticut, having 92,600 square feet, leased until January 2000 and offices in Danbury, Connecticut, having 30,000 square feet, leased until November 1998. Other facilities include office space totaling 59,200 square feet in Oak Brook, Illinois leased until April 2003; 23,350 square feet in Concord, California leased until October 1998; 47,800 square feet in Irving, Texas leased until November 1998; 29,300 square feet in eight other cities for various terms to June 2002; and office space totaling 43,320 square feet in Toronto, Calgary, Montreal, Vancouver, Ottawa and Nova Scotia, leased for various terms to May 2004.

     The offices of PHH Mortgage Services are located primarily in a 127,000 square foot building in Mount Laurel, New Jersey, which is owned by PHH; and offices in Mount Laurel, New Jersey, having 88,000 square feet, leased until April 2002 and in Englewood, Colorado, having 27,900 square feet, leased until June 1997.

     The offices of Vehicle Management Services and Real Estate Services operations located in the United Kingdom and Europe are as follows: a 129,000 square foot building which is owned by PHH located in Swindon, United Kingdom; and field offices having 35,400 square feet located in Swindon and Manchester, United Kingdom; Munich, Germany; and Dublin, Ireland, are leased for various terms to February 2016.

     PHH considers that its properties are generally in good condition and well maintained and are generally suitable and adequate to carry on PHH's business.


LEGAL PROCEEDINGS


     PHH is party to various litigation arising in the ordinary course of business and is plaintiff in several collection matters which are not considered material either individually or in the aggregate.

                             SELLING STOCKHOLDERS


     The following table sets forth certain supplemental information, as of December 3, 1996, with respect to the number of Shares of Common Stock owned by the Avis ESOP and GM and the number of Shares sold in the Offering. Because the Selling Stockholders may sell all or a portion of the Shares at any time and from time to time after the date hereof, subject to the Merger Agreement and the Stock Purchase Agreement in the case of the Avis ESOP and GM, respectively, no estimate can be made of the number of shares of Common Stock that each Selling Stockholder may retain upon completion of the Offering. See "Selling Stockholders" - The Merger Agreement" and "-- The Stock Purchase Agreement" in the Prospectus. To the knowledge of the Company, none of the Selling Stockholders has any material relationships with the Company except as set forth in the footnote to the following table. See "Selling Stockholders" in the Prospectus.





                                     Number Of Shares                  Number Of Shares
                                   Beneficially Owned                Beneficially Owned
 Selling Stockholder              Prior to the Offering            as of December 3, 1996
 -------------------              ---------------------            ----------------------

Avis ESOP(1)                                 3,187,421                    2,913,921

GM(2)                                        1,340,898                    1,340,898


--------------

    (1) As of June 30, 1996, the Avis ESOP was the beneficial and record owner of approximately 23,603,524 shares of common stock of Avis representing 70.68% of the total equity of Avis prior to the acquisition of Avis by the Company on October 17, 1996.

    (2) As of June 30, 1996, GM was the beneficial and record owner of 9,788,623 shares of participating convertible preferred stock, par value $.01 per shares, of Avis representing 29.30% of the total equity of Avis prior to the acquisition of Avis by the Company on October 17, 1996.

                                    EXPERTS

         The consolidated financial statements of Avis, Inc. as of February 29, 1996 and February 28, 1995 and for each of the three years then ended, included in the HFS Incorporated Current Report on Form 8-K/A dated December 4, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of PHH Corporation and subsidiaries as of April 30, 1996 and 1995, for each of the years in the three year period ended April 30, 1996, which appear in the Form 8-K/A dated December 4, 1996 of HFS Incorporated, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, Independent Accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration File No.: 333-11029



PROSPECTUS SUPPLEMENT
(To Prospectus dated August 29, 1996)

                                4,569,343 SHARES
                                HFS INCORPORATED
                                  COMMON STOCK

         This Prospectus Supplement relates to up to 4,569,343 shares (the "Shares") of common stock, $.01 par value per share (the "Common Stock"), of HFS Incorporated, a Delaware Corporation ("HFS" or the "Company"), to be offered from time to time by (i) The Avis, Inc. Employee Stock Ownership Trust (the "Avis ESOP"), (ii) General Motors Corporation ("GM") and (iii) certain persons (together with GM and the Avis ESOP, the "Selling Stockholders") named in this Prospectus Supplement. See "Selling Stockholders" in this Prospectus Supplement and "Selling Stockholders" and "Plan of Distribution" in the Prospectus. The Company will not receive any of the proceeds from the sale of the Shares offered hereby.

         The Shares are being registered pursuant to (i) the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 23, 1996, as amended, by and among HFS, Avis Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of HFS ("Avis Acquisition"), U.S. Trust Company of California, N.A., as Trustee of the Avis ESOP and Avis, Inc. ("Avis") and (ii) the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of August 28, 1996, by and between HFS and GM. The Merger Agreement provides for the acquisition of Avis and its subsidiaries by HFS pursuant to a merger of Avis Acquisition with and into Avis (the "Merger"). The Stock Purchase Agreement provides for the acquisition by HFS of all of the participating convertible preferred stock of Avis owned by GM simultaneously with the Merger (the "Stock Purchase").

         The distribution and sale of the shares of Common Stock offered hereby is subject, with respect to the shares to be sold by GM, to the provisions of the Stock Purchase Agreement and, with respect to the shares to be sold by the Avis ESOP, to the provisions of the Merger Agreement. The Merger Agreement and the Stock Purchase Agreement set forth certain transfer requirements and restrictions with respect to the transfer of shares of Common Stock offered hereby, including a restriction on the sale of shares for designated periods after the closing of the Merger and requirements of prior notice of any proposed transfer of the shares in certain designated periods. Subject to the Merger Agreement and the Stock Purchase Agreement, the Selling Stockholders may sell all or portions of the Common Stock through agents or broker-dealers on terms to be determined at the time of sale. Subject to the Merger Agreement and the Stock Purchase Agreement, the Selling Stockholders may sell the Common Stock offered hereby from time to time on the New York Stock Exchange or such other national securities exchange, automated interdealer quotation system on which the shares of Common Stock are then listed, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices. The number of such shares proposed to be so offered and the terms of such offering, and the number of such shares owned prior to and after the completion of any such offering shall be set forth in an accompanying Prospectus Supplement, to the extent necessary. Subject to the terms of the Merger Agreement and the Stock Purchase Agreement, the aggregate proceeds to the Selling Stockholders from the sale of any Shares will be the purchase price of such Shares less the aggregate agents' or broker- dealers' commission, if any, and other expenses of distribution not borne by the Company. See "Selling Stockholders" and "Plan of Distribution" in the Prospectus.

         The Company's Common Stock is listed on the New York Stock Exchange under the symbol "HFS." On October 16, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $76 3/4 per share.

         FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" ON PAGE 5 IN THE PROSPECTUS.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.
       The date of this Prospectus Supplement is October 17, 1996

         NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR INCORPORATED HEREIN BY REFERENCE IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT INVOLVED IN THE OFFERING DESCRIBED HEREIN. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                             --------------------


                               TABLE OF CONTENTS

         PROSPECTUS SUPPLEMENT                           PROSPECTUS

                              Page                                    Page
                              ----                                    ----

Recent Developments............SS-3   The Company........................4
Selling Stockholders ..........SS-4   Risk Factors.......................5
                                      The Avis Acquisition...............9
                                      Selling Stockholders...............11
                                      Use of Proceeds....................20
                                      Plan of Distribution...............20
                                      Description of Capital Stock ......20
                                      Legal Opinion......................22
                                      Experts  ..........................22


         IN CONNECTION WITH ANY UNDERWRITTEN OFFERING OF THE SECURITIES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF SUCH SECURITIES OR OTHER SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            RECENT DEVELOPMENTS

         THE AVIS ACQUISITION. On October 17, 1996, the Company completed the acquisition of all of the outstanding capital stock of Avis, including payments under certain employee stock plans of Avis and the redemption of certain series of preferred stock of Avis for approximately $800 million. Avis, together with its subsidiaries, licensees and affiliates, operates the Avis System, which the Company believes to be the second largest car rental system in the world. See "The Avis Acquisition" in the Prospectus.

         The Company currently intends to dispose of a majority interest in the corporation which owns all company owned Avis car rental locations (the "Operating Company") through an initial public offering of the common stock of the Operating Company during 1997. It is expected that the Operating Company would operate under a license from Avis pursuant to which the Operating Company would pay Avis a royalty based upon the revenue of the Operating Company. The Company expects that the acquisition of Avis will also provide further opportunities to expand the Company's preferred vendor program.

         RESORT CONDOMINIUMS INTERNATIONAL, INC. ACQUISITION. On October 6, 1996, the Company entered into the Stock Purchase Agreement (the "RCI Stock Purchase Agreement") by and among the Company, Resort Condominiums International, Inc. ("RCI") and Christel DeHaan, RCI's sole stockholder. Pursuant to the RCI Stock Purchase Agreement, the Company has agreed to acquire RCI and its affiliates for approximately $625 million, comprised of $550 million in cash and $75 million in Common Stock of the Company, plus future contingent payments of up to $200 million over the next five years. Consummation of the transaction is subject to the satisfaction of various conditions, including regulatory approvals. While completion of the transaction is not assured, the Company expects the transaction will be completed prior to December 31, 1996.

         RCI, based in Indianapolis, Indiana and incorporated as an Indiana corporation in 1974, is the world's largest provider of time share exchange programs for approximately two million timeshare owners and approximately 3,000 resorts around the world (the "RCI Network"). The RCI Network enables a member who owns a time share interest in a resort property that is affiliated with the RCI Network to exchange such time share interest for a time share interest of equivalent value in another affiliated resort. RCI also is engaged in publishing related to the timeshare industry and provides other travel-related services, integrated software systems and resort management and consulting services. Revenue of RCI was $158.6 million and $278.1 million for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively.

         Following the acquisition of RCI, the Company expects to continue operating RCI and RCI's subsidiaries as they have previously been operated. The Company expects that the acquisition of RCI will provide increased marketing opportunities between RCI and the Company's lodging, car rental and real estate brokerage franchises as well as further opportunities to expand the Company's preferred vendor program. The Company also expects that RCI will benefit from certain economies of scale and other synergies resulting from RCI's affiliation with the Company's lodging, car rental and real estate brokerage franchisor operations.

         INCREASED CREDIT FACILITIES. On October 3, 1996, the Company closed on $1 billion in syndicated credit facilities which consist of a $500 million five-year revolving credit facility and a $500 million 364-day revolving credit facility (the "364 Day Revolving Credit Facility"). The Company is entitled to request a 364 day extension of the 364 Day Revolving Credit Facility annually. The Company intends to use the revolving credit facilities for general corporate purposes, including acquisitions. The revolving credit facilities replaced an existing credit facility and increased maximum borrowings from $300 million to $1 billion.

                           SELLING STOCKHOLDERS


         The following table sets forth certain supplemental information, as of October 17, 1996, with respect to the number of Shares of Common Stock owned by the Selling Stockholders. Because the Selling Stockholders may sell all or a portion of the Shares at any time and from time to time after the date hereof, subject to the Merger Agreement and the Stock Purchase Agreement in the case of the Avis ESOP and GM, respectively, no estimate can be made of the number of shares of Common Stock that each Selling Stockholder may retain upon completion of the Offering. See "Selling Stockholders - The Merger Agreement" and "-- The Stock Purchase Agreement" in the Prospectus. To the knowledge of the Company, none of the Selling Stockholders has any material relationships with the Company except as set forth in the footnotes to the following table.
See "Selling Stockholders" in the Prospectus.


                                              Number of                                                           Number of
                                               Shares                                                              Shares
     Selling Stockholders(1)              Beneficially Owned       Selling Stockholders(1)                        Beneficially Owned
     -------------------                 ------------------       -------------------                           ------------------


Avis ESOP(2)                                   3,187,421             William L. Lanier                                   606

GM(3)                                          1,340,898             Phillip W. Lommen                                   617

Steven R. Adams                                      597             Vincent F. Manago                                   703

Charles F. Bell                                      608             Gerard E. McCormack                                 709

Charles A. Bovino                                  1,370             David P. McNicholas                               1,613

Thomas J. Byrnes                                     736             Robert H. Meagher                                   491

Marcellano Calvo                                     535             Oliver Milton                                       143

Robert D. Cardillo                                   893             Kerry L. Morris                                     572

James E. Collins                                   1,590             Jan Nyquist                                         346

Michael P. Collins                                   874             Lis-Beth Nyquist                                    158

Peter F. del Sol                                     514             Ronald W. Robertson                                 232

Martin R. Elkin                                      109             Janice Robertson                                     97

Lawrence Ferezy                                    1,436             Dennis Roth                                         692

Joseph E. Fineo                                      538             Stanley Roth                                        735

Thomas S. Finn                                       509             Gerald L. Rourke                                    794

James R. Fitzsimmons                                 684             F. Robert Salerno                                 1,203

John H. Forsythe                                     887             Joseph F. Scalabrino                                512

Edward C. Gitlitz                                    563             Stanley J. Schwarz                                  680

Steven L. Greenberger                                864             Karen C. Sclafani                                   567

Edwin D. Hale                                        794             Timothy M. Shanley                                  603

Theodore P. Heller, Jr.                              505             Augustus J. Siragusa                                162


                                                                  SS-4





Russell L. James                                     764             Gerald R. Skurky                                    132

Seth F. Kaminsky                                     755             Stuart E. Soule                                     416

John P. Kennedy                                      593             Dorothy A. Teubner                                  710

Gerard J. Kennell                                    433             Daryl R. Thrasher                                   605

Marilyn Kennell                                      350             Sallyann B. Tine                                    287

Don M. Kolodz                                         55             Peter R. Tittler                                    639

Donald L. Korn                                     1,512             Thomas J. Tobias                                    646

James D. Krapf                                       482             Joseph V. Vittoria(4)                             4,801

Albert T. LaFrance                                   448             Richard R. Zaia                                     555



                                                                     Total                                         4,569,343


----------------

(1) Each person named in the table, other than the Avis ESOP, GM, Marilyn Kennell, Lis-Beth Nyquist, Janice Robertson, Martin R. Elkin,
         John P. Kennedy, Don Kolodz, Oliver Milton, Ronald W. Robertson, Augustus J. Siragusa and Gerald R. Skurky, served as officers of
         Avis prior to the acquisition of Avis by the Company on October
         17, 1996, and continue to serve as officers thereof.

(2) As of June 30, 1996, the Avis ESOP was the beneficial and record owner of approximately 23,603,524 shares of common stock of Avis representing 70.68% of the total equity of Avis prior to the acquisition of Avis by the Company on October 17, 1996.

(3) As of June 30, 1996, GM was the beneficial and record owner of 9,788,623 shares of participating convertible preferred stock, par value $.01 per shares, of Avis representing 29.30% of the total equity of Avis prior to the acquisition of Avis by the Company on October 17, 1996.

(4) Mr. Vittoria will become a director of the Company and of certain subsidiaries of the Company, including Avis, upon the closing of the acquisition of Avis.

PROSPECTUS
                               HFS INCORPORATED
                                 COMMON STOCK

        This Prospectus relates to the offering from time to time by (i) The Trust forming a part of the Avis, Inc. Employee Stock Ownership Plan (the "Avis ESOP") of such number of shares (the "Shares") of common stock, $.01 par value per share (the "Common Stock"), of HFS Incorporated, a Delaware corporation ("HFS" or the "Company"), to be determined on the date of issuance by dividing up to $236,070,000 by the average of the closing prices of the Common Stock on the New York Stock Exchange for the ten consecutive trading days immediately preceding the third trading day prior to the date of the closing of the acquisition pursuant to the Merger Agreement described below, (ii) General Motors Corporation ("GM") of such number of Shares of Common Stock of the Company, to be determined on the issue date by dividing up to $105,777,500 by the average of the closing prices of the Common Stock on the New York Stock Exchange for the ten consecutive trading days immediately preceding the third trading day prior to the date of the closing of the acquisition pursuant to the Merger Agreement described below and (iii) certain persons (together with GM and the Avis ESOP, the "Selling Stockholders") who will receive Shares of Common Stock pursuant to the Merger Agreement in exchange for their outstanding "equivalent shares" under the Avis, Inc. Nonqualified Employee Stock Ownership Equivalent Plan to be determined by multiplying the number of outstanding "equivalent shares" immediately prior to the effective time of the Merger (as defined) by $5.00, divided by the average per share closing prices of the Common Stock on the New York Stock Exchange for the ten consecutive trading days prior to the effective time of the Merger but not to exceed $22.5 million in Common Stock at such time. See "Selling Stockholders" and "Plan of Distribution" herein. The Company will not receive any of the proceeds from the sale of the Shares offered hereby.

        The Shares are being registered pursuant to (i) the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 23, 1996, by and among HFS, Avis Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of HFS ("Avis Acquisition"), U.S. Trust Company of California, N.A., as Trustee of the Avis ESOP and Avis, Inc. ("Avis") and (ii) the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of August 28, 1996, by and between HFS and GM. The Merger Agreement provides for the acquisition of Avis and its subsidiaries by HFS pursuant to a merger of Avis Acquisition into Avis (the "Merger"). The Stock Purchase Agreement provides for the acquisition by HFS of all of the participating convertible preferred stock of Avis owned by GM simultaneously with the Merger (the "Stock Purchase").

        The distribution and sale of the shares of Common Stock offered hereby is subject, with respect to the shares to be sold by GM, to the provisions of the Stock Purchase Agreement and, with respect to the shares to be sold by the Avis ESOP, to the provisions of the Merger Agreement. The Merger Agreement and the Stock Purchase Agreement set forth certain transfer requirements and restrictions with respect to the transfer of shares of Common Stock offered hereby, including a restriction on the sale of shares for designated periods after the closing of the Merger and requirements of prior notice of any proposed transfer of the shares in certain designated periods. Subject to the Merger Agreement and the Stock Purchase Agreement, the Selling Stockholders may sell all or portions of the Common Stock through agents or broker-dealers on terms to be determined at the time of sale. Subject to the Merger Agreement and the Stock Purchase Agreement, the Selling Stockholders may sell the Common Stock offered hereby from time to time on the New York Stock Exchange or such other national securities exchange, automated interdealer quotation system on which the shares of Common Stock are then listed, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices. The number of such shares proposed to be so offered and the terms of such offering, and the number of such shares owned prior to and after the completion of any such offering shall be set forth in an accompanying Prospectus Supplement, to the extent necessary. Subject to the terms of the Merger Agreement and the Stock Purchase Agreement, the aggregate proceeds to the Selling Stockholders from the sale of any Shares will be the purchase price of such Shares less the aggregate agents' or broker-dealers' commission, if any, and other expenses of distribution not borne by the Company. See "Selling Stockholders" and "Plan of Distribution."

        The Company's Common Stock is listed on the New York Stock Exchange under the symbol "HFS". On August 28, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $61-3/8 per share.

        FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" ON PAGE 5.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                The date of this Prospectus is August 29, 1996

        NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT INVOLVED IN THE OFFERING DESCRIBED HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                             AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. The Commission also maintains a website that contains reports, proxy and information statements and other information. The website address is http://www.sec.gov. In addition, such material can be inspected at the offices of the New York Stock Exchange (the "NYSE"), 20 Broad Street, New York, New York 10005.

        The Company has filed a registration statement (the "Registration Statement") on Form S-3 with respect to the Common Stock offered hereby with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any agreement, instrument or other document referred to herein are not necessarily complete. With respect to each such agreement, instrument or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by reference to such agreement, instrument or document.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Company's (i) Annual Report on Form 10-K for the year ended December 31, 1995; (ii) description of the Company's Capital Stock which is contained in its Registration Statement on Form 8-A dated September 16, 1992, including the amendment on Form 8-A/A dated September 1, 1995, including any amendment or report filed for the purpose of updating such description; (iii) Quarterly Report on Form 10-Q for the quarter ending March 31, 1996; (iv) Quarterly Report on Form 10-Q for the quarter ending June 30, 1996 as amended by the Form 10-Q/A filed on August 19, 1996; (v) Current Reports on Form 8-K dated February 16, 1996, March 8, 1996, April 5, 1996, May 8, 1996, May 21,
1996 and August 29, 1996; and (vi) Current Report on Form 8-K/A, dated August 18, 1995, all of which have previously been filed by the Company with the Commission, are incorporated herein by reference.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to James E. Buckman, Esq., Executive Vice President and General Counsel, 6 Sylvan, Parsippany, New Jersey 07054, (201) 428-9700.

        IN CONNECTION WITH ANY UNDERWRITTEN OFFERING OF THE SECURITIES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF SUCH SECURITIES OR OTHER SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



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




                                  THE COMPANY

GENERAL

        HFS Incorporated ("HFS" or the "Company"), formerly named Hospitality Franchise Systems, Inc., is the world's largest franchisor of hotels and residential real estate brokerage offices. The Company operates nine national hotel franchise systems: Days Inn(R), Ramada(R) (in the United States), Howard Johnson's(R), Super 8(R), Travelodge(R) (in North America), Park Inn International(R) (in the United States and Canada), Villager(SM) Lodge, Knights Inn(R) and Wingate Inn(SM). In aggregate, these franchise systems consist of approximately 5,300 properties and 490,000 hotel rooms worldwide. The Company operates the CENTURY 21(R), Coldwell Banker(R) and Electronic Realty
Associates or ERA(R) (collectively "ERA") real estate brokerage franchise systems which it acquired on August 1, 1995, May 30, 1996 and February 12,
1996, respectively. Century 21, Coldwell Banker and ERA are the world's largest, second largest and fourth largest franchisors, respectively, of residential real estate brokerage offices, with an aggregate of more than 11,200 independently owned and operated franchised offices located worldwide.

        As a franchisor of hotels and residential real estate brokerage offices, the Company licenses the owners and operators of independent businesses, principally hotels and real estate brokerage offices, to use the Company's brand names. The Company does not own or operate hotels or real estate brokerage offices. Instead, the Company provides its customers with services designed to increase their revenue and profitability. These services allow customers to retain independence and local control while benefiting from the economies of scale of widely promoted brand names and standards of service, national and regional direct marketing and co-marketing arrangements and global procurement. The most important of these services for hotel owners are access to a national reservation system, national advertising and promotional campaigns, co-marketing programs and volume purchasing discounts. The most significant services to real estate brokerages are national advertising and promotion, referrals and training. The Company believes significant opportunities exist to expand the co-marketing and volume purchasing benefits that it currently provides to its hotel franchisees and to its real estate brokerage franchisees.

        The Company also operates the Coldwell Banker corporate employee relocation business, which the Company estimates is the second largest provider of corporate relocation services in the United States based on the number of transferred employees assisted. The Coldwell Banker corporate employee relocation business offers its relocation clients a variety of services in connection with the transfer of its clients' employees. These services include the selling of a transferee's home, appraisals, inspections, assistance in finding a new home, property marketing advice, rental assistance, equity advances, purchasing a transferee's home at the appraised value when no higher bid is obtained, educational and school placement counseling, career counseling, spouse/partner employment assistance and group move services.

        The Company continually explores and conducts discussions with regard to acquisitions and other strategic corporate transactions in its industries and in other franchise or franchisable businesses. Historically, the Company has been involved in numerous transactions of various magnitudes for consideration which included cash or securities (including Common Stock) or combinations thereof. The Company is continuing to evaluate and to pursue appropriate acquisition and combination opportunities as they arise in the expansion of its operations. No assurance can be given with respect to the timing, likelihood or financial or business effect of any possible transaction. In the past, acquisitions by the Company have involved both relatively small acquisitions and acquisitions which have been significant, including the pending acquisition of Avis in the Merger and Stock Purchase for approximately $800 million. See "The Avis Acquisition."

        As part of its regular on-going evaluation of acquisition opportunities, the Company is currently engaged in a number of separate and unrelated preliminary discussions concerning possible acquisitions. The
Company is in the early stages of such discussions and has not entered into any agreement in principle with respect to any of these possible acquisitions. The purchase price for the possible acquisitions may be paid in cash, through the issuance of Common Stock (which would increase the number of shares of Common Stock outstanding) or other securities of the Company, borrowings, or a combination thereof. Prior to consummating any such possible acquisitions, the Company, among other things, will have to initiate and satisfactorily complete its due diligence investigation; negotiate the financial and other terms (including price) and conditions of such acquisitions; obtain appropriate
Board of Directors', regulatory and other necessary consents and approvals; and secure financing. The Company cannot predict whether any such acquisitions will be consummated or, if consummated, will result in a financial or other benefit to the Company.

        The Company's principal executive offices are located at 6 Sylvan Way, Parsippany, New Jersey 07054 (telephone number: (201) 428-9700).


THE AVIS ACQUISITION

        On August 23, 1996, the Company entered into the Merger Agreement and, on August 28, 1996, the Company entered into the Stock Purchase Agreement. Pursuant to the Merger Agreement and the Stock Purchase Agreement, the


                                      4

Company has agreed to pay approximately $800 million for all of the outstanding capital stock of Avis, including payments under certain employee stock plans of Avis and the redemption of certain series of preferred stock of Avis (the "Preferred Stock"). While completion of this transaction is not assured, the Company expects that the transaction will be completed on or about October 1, 1996.

        Avis, together with its subsidiaries, licensees and affiliates, operates the Avis System, which the Company believes to be the second largest car rental system in the world. The Avis System consists of approximately 4,139 worldwide locations, including locations at most major airports as well as downtown locations in major cities in the United States and in approximately 149 countries and territories. Approximately 84% of the Avis System rental revenues in the United States are received from locations operated by Avis directly or under agency arrangements, with the remainder being received from locations operated by independent licensees. Avis's international business is conducted by a network of several, wholly owned subsidiaries and joint ventures along with a number of licensees and sublicensees. The Avis System in Europe, Africa and the Middle East is operated by Avis Europe Limited, a United Kingdom based company ("Avis Europe") which is approximately 9% owned by Avis. The Avis System in Canada, Latin America, the Caribbean and Asia Pacific, comprising some 65 countries or territories, is operated by Avis subsidiaries, joint ventures and licensees. See "The Avis Acquisition."

        Following the acquisition of Avis, the Company currently intends to dispose of a majority interest in the corporation which owns all company owned Avis car rental locations (the "Operating Company") through an initial public offering of the common stock of the Operating Company during 1997. It is expected that the Operating Company would operate under a license from Avis pursuant to which the Operating Company would pay Avis a royalty based upon the revenue of the Operating Company. The Company expects that the acquisition of Avis will also provide further opportunities to expand the Company's preferred vendor program.

                                 RISK FACTORS

        Prior to making an investment decision with respect to the Shares of Common Stock offered hereby, prospective investors should carefully consider the specific factors set forth below, together with all of the other information appearing herein, in light of their particular investment objectives and financial circumstances.

RISKS RELATED TO HFS'S OPERATIONS

COMPETITION FOR NEW FRANCHISE PROPERTIES AND GENERAL RISKS OF THE LODGING AND RESIDENTIAL REAL ESTATE BROKERAGE INDUSTRIES

        As a franchisor, the Company's products are its brand names and the support services it provides to its franchisees. Competition among national brand franchisors in the lodging and residential real estate brokerage industries to grow their franchise systems is intense. In addition, smaller chains pose some degree of competitive pressure in selected markets. The Company believes that competition for the sale of franchises in such industries is based principally upon the perceived value and quality of the brand and services as well as the nature of those services offered to franchisees. The Company believes that prospective franchisees value a franchise based upon their view of the relationship of conversion costs and future charges to the potential for increased revenue and profitability.

        The Company's revenue varies directly with franchisees' gross revenue, but is not directly dependent upon franchisees' profitability. However, the Company believes that the perceived value of its brand names to prospective franchisees is in part a function of the success of its existing franchisees. The ability of the Company's franchisees to compete in the lodging and residential real estate brokerage industries is important to the Company's prospects because franchise fees are based on franchisees' gross revenue. The Company's franchisees are generally in intense competition with franchisees of other systems, independent properties and realtors, and owner-operated chains. Competition in the lodging business for hotel guests and in the residential real estate brokerage business for house sales is based upon many factors, each of which may be more or less important in a given market and location. A franchisee's success may also be affected by general, regional and local economic conditions.

REGULATION

        The sale of franchises is regulated by various state laws as well as by the Federal Trade Commission (the "FTC"). The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration or disclosure in connection with franchise offers and sales. In addition, several states have "franchise relationship laws" or "business opportunity laws" that limit the ability of franchisors to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. While the Company's franchising operations are not materially adversely affected by such existing regulations, the Company cannot predict the effect any future legislation or regulation may have on its business operations or financial condition. The Company's casino marketing business is also subject to extensive government regulation and licensing requirements. The Federal Real Estate Settlement Procedures Act and state real estate brokerage laws restrict payments which real estate brokers may receive in connection with the sale of residences. Such laws may to some extent restrict preferred vendor arrangements involving the Company's real estate brokerage franchisees.

DEPENDENCE ON RAMADA LICENSE AGREEMENT

        The Company franchises the Ramada brand names to lodging facility owners in the United States pursuant to a license agreement from an indirect subsidiary of New World Development Co., Ltd., a Hong Kong company ("New World"). The license terminates in 2024, but the Company has the right to renew the license for up to an additional 45 years. In addition, the license may be terminated by New World for the failure on the part of the Company to satisfy certain conditions. Termination of this license would result in the loss of the income stream from franchising the Ramada brand names and, if such termination occurred prior to its scheduled termination date, would result in the payment by the Company of liquidated damages equal to three years of license fees. The license termination provisions are such that the Company does not believe that it will have any difficulty complying with all of the material terms of the license agreement; however, termination of such license, if it occurred, would have a material adverse effect on the Company's business and financial condition and would constitute an event of default under the Company's Credit Agreement, dated as of December 16, 1993, among the Company, Chemical Bank, as agent, and the banks signatories thereto (the "Credit Agreement").

CERTAIN ANTI-TAKEOVER EFFECTS; DIVESTITURE AND LOSS OF VOTING RIGHTS

        Certain provisions of the Company's Amended and Restated Certificate of Incorporation may have the effect of requiring a stockholder of the Company to divest its shares of Common Stock or forfeit its voting rights in certain circumstances where such stockholder's ownership of Common Stock would adversely affect the Company's ability to secure requisite gaming related approvals or comply with certain governmental requirements (the "Gaming Provisions"). The Gaming Provisions may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest.

        In addition, the Company's Board of Directors has the ability to establish by resolution one or more series of preferred stock having such number of shares, designation, relative voting rights, dividend rate, liquidation and other rights, preferences and limitations as may be fixed by the Company's Board of Directors, without any further stockholder approval. The issuance of a new series of preferred stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. See "Description of Capital Stock -- Disqualified Stockholders."

ENTRY INTO CAR RENTAL INDUSTRY

        By acquiring Avis, the Company is entering the car rental industry in which it has not previously participated. While the Company believes that its experience as a franchisor and service provider in the hotel and residential real estate brokerage industries will enable it to succeed in the car rental industry, there can be no assurance that the Company will be able to compete successfully as a car rental business operator and franchisor.


RISKS RELATED TO AVIS'S OPERATIONS

LEVERAGE; AVAILABILITY OF FINANCING; REQUIREMENTS FOR CAPITAL

        Avis maintains a substantial amount of secured indebtedness to finance its fleet purchases. At June 30, 1996, Avis and its subsidiaries had approximately $2.467 billion of indebtedness outstanding, approximately $2.139 billion of



                                      6
which represented secured indebtedness for the purchase of vehicles. Of the remaining indebtedness, approximately $170.5 million represents debt of Avis's foreign subsidiaries and is unsecured. At June 30, 1996, Avis had subordinated indebtedness of approximately $249.9 million, of which approximately $97.4 million is secured but subordinated to the fleet debt and approximately $152.5 million is unsecured and structurally subordinated to the fleet debt. At June 30, 1996, Avis had approximately $734 million of additional availability under these vehicle financing facilities to finance the purchase of additional fleet vehicles.

        The level of Avis's indebtedness could have important consequences to Avis's operation, including: (i) the potential limitation of Avis's ability to obtain additional financing for certain purposes; (ii) the commitment of a substantial portion of Avis's cash flow from operations for debt service; and
(iii) the limitation of Avis's ability to react to changes in the car rental industry and general economic conditions.

        Avis depends upon third-party financing to purchase its fleet vehicles. Continued availability of such financing upon favorable terms is critical to Avis's operations. Since a substantial portion of such indebtedness is incurred in connection with major vehicle manufacturers' repurchase programs ("Repurchase Programs"), a significant change in the financial condition of the vehicle manufacturers, particularly GM, would significantly affect Avis's ability to obtain such financing on favorable terms. In addition, under the terms of certain of Avis's credit facilities, including the Prime Vehicles Trust, if the senior indebtedness of a repurchase party (such as GM) fails to maintain certain rating standards or upon the bankruptcy of a repurchase party or upon the occurrence of certain other events, certain adverse consequences may result. These adverse consequences include a prohibition on borrowing additional amounts under such facilities for the purchase of vehicles from such repurchase party, a requirement to repay a lender, and a requirement to increase the overall level of subordinated debt as additional asset support for such facilities. The inability of Avis to obtain vehicle financing on favorable terms would have a material adverse effect on Avis's financial condition and results of operations. See "The Avis Acquisition - Rental Vehicle Purchases."

POTENTIAL CHANGES IN MANUFACTURERS' REPURCHASE PROGRAMS

        At August 1, 1996, approximately 94% of the vehicles in Avis's rental car fleet were subject to the terms of manufacturers' Repurchase Programs ("Program Vehicles"). Repurchase Programs are methods of purchasing vehicles whereby a buyer, such as Avis, purchases vehicles from the manufacturer at a specified and stipulated price and, under the program, the manufacturer agrees to buy the same vehicles back from the purchaser at a future date at a price based on a pre-determined formula. The formula typically consists of the capitalized cost less a depreciation factor minus damage and excess mileage. The availability of Program Vehicles limits Avis's risk of a decline in residual value at the time of disposition of the vehicles and enables Avis to fix its depreciation expense in advance. Vehicle depreciation is the largest cost factor in Avis's car rental operations. Avis could be adversely affected if automobile manufacturers reduce the availability of Repurchase Programs or related incentives. See "The Avis Acquisition - Rental Vehicle Disposition."

        Avis could be at a competitive disadvantage if U.S. automobile manufacturers selectively restrict eligibility to participate in their Repurchase Programs. Over the past decade, U.S. automobile manufacturers have acquired direct or indirect equity stakes in most of the major car rental systems. At August 1, 1996, GM had an equity interest in Avis which will be sold to the Company pursuant to the Stock Purchase Agreement; Ford Motor Company ("Ford") owned The Hertz Corporation ("Hertz") and had an equity interest in Budget Rent a Car Corporation ("Budget") and announced its intention to purchase the remaining outstanding equity of Budget; and Chrysler Corporation ("Chrysler") had equity interests in Dollar Rent a Car Systems, Inc. ("Dollar") and Thrifty Rent-A-Car Systems, Inc. ("Thrifty"), although Chrysler has been reducing its rental car investments. For the 1996 model year, Avis purchased a significant number of its vehicles pursuant to Repurchase Programs sponsored by GM. Any effort by GM to restrict eligibility to participate in Repurchase Programs to car rental systems could adversely affect Avis's ability to compete with those of its competitors that have continued access to such programs.

COMPETITION

        The car rental industry is characterized by intense competition, particularly with respect to price and service. In any geographic market, Avis may encounter competition from national, regional and local car rental companies. Avis's largest competitors for car rentals include Alamo Rent-A-Car, Inc. ("Alamo"), Budget, Dollar, Enterprise Rent a Car
("Enterprise"), Hertz, National Car Rental System, Inc. ("National") and
Thrifty.

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


        There have been occasions during the history of the car rental industry in which the major car rental companies have been adversely affected by industry-wide price pressures, and Avis has, on such occasions, priced its product in response to such pressures. Moreover, at times when the car rental industry has experienced vehicle oversupply, there has been intensified competitive pressure. This oversupply has had a negative impact on the industry's ability to raise rental rates. Avis has taken steps to address its fixed cost structure to improve its overall competitive position; however, future oversupply or other factors affecting competition could still adversely affect Avis's financial condition and results of operations.

SEASONALITY

        Based on the Avis fiscal year which begins on March 1 and ends on February 28, Avis's second quarter, which covers the peak summer travel months, has historically been the strongest quarter of the year. Avis's second quarter accounted for over 26% and 71% of Avis's combined total revenue and pre-tax profit, respectively, in fiscal years 1995 and 1996. As a result, any occurrence that disrupts travel patterns during the summer period could have a material adverse effect on Avis's annual performance. Avis's fourth quarter is generally its weakest, when there is limited leisure travel and a greater potential for adverse weather conditions. Many of Avis's operating expenses such as rent, general insurance and administrative personnel are fixed and cannot be reduced during periods of decreased rental demand.


REGULATION OF LOSS DAMAGE WAIVERS

        A traditional revenue source for the car rental industry has been the sale of loss damage waivers, by which rental companies agree to relieve a customer from financial responsibility arising from vehicle damage to a rented vehicle incurred during the rental period. Approximately 3% of Avis's rental revenue during fiscal 1996 was generated by the sale of loss damage waivers. The U.S. House of Representatives has from time to time considered legislation that would regulate the conditions under which loss damage waivers may be sold by car rental companies. House Bill H.R. 175, introduced in January 1995, seeks to prohibit the imposition of liability on renters for loss of, or damage to, rented vehicles, except in certain circumstances, and to prohibit the sale of loss damage waivers. To date, no action has been taken on this bill. In addition, approximately 40 states have considered legislation affecting the sale of loss damage waivers. To date, 24 states have enacted legislation regulating the sale of loss damage waivers, most of which require disclosure to each customer at the time of rental that damage to the rented vehicle may be covered by the customer's personal automobile insurance and that loss damage waivers may not be necessary. In addition, in the late 1980's, New York and Illinois enacted legislation which eliminated Avis's right to offer loss damage waivers for sale and limited potential customer liability to $100 and $200, respectively. In 1996, the New York Legislature approved legislation to increase this amount to $300. The bill is awaiting the Governor's action. Moreover, California, Nevada and Indiana have capped rates that may be charged for collision damage waivers to $9.00, $10.00 and $5.00 per day, respectively. Texas requires that the rate charged for loss damage waivers be reasonably related to the direct cost of repairs. Adoption of national or additional state legislation eliminating or limiting the sale of loss damage waivers could result in the loss or reduction of this revenue source and additional limitations on potential customers liability could increase Avis's costs.

ENVIRONMENTAL RISKS INHERENT IN ON-SITE PETROLEUM STORAGE

        232 of Avis's domestic and international facilities contain underground or aboveground tanks for the storage of petroleum products, such as gasoline, diesel fuel and waste oils. At 211 of Avis's operating locations, one or more of these tanks are located underground. Avis maintains an environmental compliance program that includes the replacement of steel tanks and the implementation of required technical and operational procedures designed to minimize the potential for leaks and spills, maintenance of records and the regular testing of tank systems for tightness. However, there can be no assurance that these tank systems will at all times remain free from leaks or that the use of these tanks will not result in spills. Any leak or spill, depending on such factors as the material involved, quantity and environmental setting, could result in interruptions to Avis's operations and expenditures that could have a material adverse effect on Avis's results of operations and financial condition. Avis carries environmental impairment liability coverage with limits of $4 million per site and $4 million in the aggregate and a deductible generally of $250,000. This policy covers against liability to third parties and

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clean-up costs, but not business interruption in Avis's own operations. See "The
Avis Acquisition - Regulatory and Environmental Matters."

RISK OF NON-RENEWAL OF AIRPORT CONCESSIONS

        Avis conducts rental operations at 229 airports domestically and internationally, with each of these operations conducted pursuant to a concession agreement granted by the local airport authority. In general, these concession agreements are subject to competitive bidding at the time of renewal. The terms of Avis's airport concession agreements are varied and include month-to-month terms at certain locations and fixed terms of various durations at other locations. Avis is at risk of losing its ability to operate at an airport if it is not a successful bidder at the time its concession agreement is subject to renewal. The loss of one or more airport operations may have an adverse effect on Avis.

DEPENDENCE ON AIR TRAVEL INDUSTRY AND FUEL SUPPLY

        A significant amount of Avis's North American revenue is generated at its on-airport or near-airport facilities. A decrease in air travel or any event that disrupts air travel patterns at such facilities for a continued period of time could have a material adverse effect on Avis's financial condition and results of operations. Such events could include labor unrest, airline bankruptcies or consolidations, substantially higher air fares, a downturn in the economy, the outbreak of war, high-profile crimes against tourists, terrorist incidents and natural occurrences, such as earthquakes, floods and hurricanes.

        Avis's operations, as well as those of its competitors, could be affected by any limitations in fuel supplies or by any imposition of mandatory allocations or rationing regulations or significant increases in fuel prices. In the event of a severe disruption of fuel supplies or significant increases in fuel prices, the operations of Avis and other car rental companies would be adversely affected.

DEPENDENCE ON PRINCIPAL SUPPLIER

        Since approximately 1978, GM has been Avis's principal supplier of vehicles. The number of vehicles purchased from GM varies from year to year. In model year 1995, Avis made approximately 82% of its vehicle purchases in North America from GM. In model year 1996, Avis made approximately 81% of its vehicle fleet purchases in North America from GM. Under the terms of the GM Repurchase Program, Avis must purchase at least 100,000 vehicles and maintain a minimum of 51% GM share penetration of its domestic vehicles during model years 1996 through 2000. Given the volume of vehicles purchased from GM by Avis, shifting significant portions of the fleet purchases to other manufacturers would require lead time. As a result, if GM were unable to supply Avis with the planned number and types of vehicles, it could have a material adverse effect on Avis's financial condition and results of operations.


                             THE AVIS ACQUISITION

GENERAL

        On August 23, 1996, the Company entered into the Merger Agreement and, on August 28, 1996, the Company entered into the Stock Purchase Agreement. Pursuant to the Merger Agreement and the Stock Purchase Agreement, the Company has agreed to pay approximately $800 million for all of the outstanding capital stock of Avis, including payments under certain employee stock plans of Avis and the redemption of certain series of Preferred Stock of Avis. While completion of this transaction is not assured, the Company expects that the transaction will be completed on or about October 1, 1996.

        Avis, together with its subsidiaries, licensees and affiliates, operates the Avis System, which the Company believes to be the second largest car rental system in the world. The Avis System consists of over approximately 4,139 locations, including locations at most major airports as well as downtown locations in major cities in the United States and in approximately 149 countries and territories. Approximately 84% of the Avis System rental revenues in the United States are received from locations operated by Avis directly or under agency arrangements, with the remainder being received from locations operated by independent licensees. Avis's international business is conducted by a network of several wholly owned subsidiaries and joint ventures along with a number of licensees and sublicensees. The Avis System in Europe, Africa and the Middle East is operated by Avis Europe, which is approximately 9% owned by Avis. The Avis System in Canada, Latin America, the Caribbean and Asia Pacific, comprising some 65 countries and territories, is operated by Avis subsidiaries, joint ventures and licensees. During the peak summer season, the Avis System fleet worldwide consists of more than approximately 386,548 vehicles representing the following allocations of vehicles throughout the system: (i) 189,616 in the Avis U.S. Corporate fleet; (ii) 44,000 vehicles in the Avis International fleet; (iii) 50,932 in the Avis U.S. Licensee fleet; and (iv) 102,000 in the Avis Europe fleet.

        In the United States, Avis's principal rental base is business travelers who use the Avis System under contractual arrangements between Avis and their employers. Because business travel normally is heaviest between Monday and Thursday of each week, Avis's concentration on serving business travelers has led to excess fleet capacity from Friday through Sunday of most weeks.

        Following the acquisition of Avis, the Company currently intends to dispose of a majority interest in the Operating Company through an initial public offering of the common stock of the Operating Company during 1997. It is expected that the Operating Company would operate under a license from Avis pursuant to which the Operating Company would pay Avis a royalty based upon the revenue of the Operating Company. The Company expects that the acquisition of Avis will also provide further opportunities to expand the Company's preferred vendor program.


CAR RENTAL INDUSTRY OVERVIEW

        The car rental industry provides car and truck rentals to business and individual customers worldwide. The industry has been composed of two principal segments: general use (mainly at airport and downtown locations) and local/replacement (mainly at downtown and suburban locations). The car rental industry rents primarily from on-airport, near-airport, downtown and suburban locations to business and leisure travelers and to individuals who have lost the use of their vehicles through accident, theft or breakdown. In addition to revenue from vehicle rentals, the industry derives significant revenue from the sale of rental related products such as insurance, refueling services and collision damage waivers.

        The domestic car rental industry includes eight major companies, Alamo, Avis, Budget, Dollar, Enterprise, Hertz, National, and Thrifty, and a large number of smaller and regional or local firms, serving on-airport, near-airport and other locations. Most of Avis's major competitors operate through a combination of wholly owned and franchised operations. Other smaller car rental companies operate primarily through franchises.

        The domestic car rental industry has experienced significant growth over the last decade. The total annual U.S. revenue for the car rental industry has been estimated by industry sources at $13.5 billion in 1995, an 11.8% compound annual growth rate from $4.4 billion in 1985, and the total number of rental vehicles in service in the United States has been estimated by industry sources at 1.5 million in 1995, a 7% compound annual growth rate from 760,000 in 1985. The Company believes that the factors driving this industry growth include increases in airline passenger traffic due to lower airfares, overcapacity in the hotel industry, the trend toward shorter, more frequent vacations resulting from the growth of the number of households with two wage earners, the demographic trend toward older, more affluent Americans who travel more frequently, and increased business travel. The Company believes that future growth of the car rental industry will be determined by general economic conditions, developments in the travel industry, and a variety of other factors, including the car rental industry's relationship with major vehicle manufacturers. Accordingly, the Company cannot predict whether such growth will continue and, if so, whether it will continue at rates comparable to those of the recent past.

        Car renters generally are (i) business travelers renting under negotiated contractual arrangements between specified rental companies and the travelers' employers, (ii) business travelers who do not rent under negotiated contractual arrangements (but who may receive discounts through travel, professional or other organizations), and (iii) leisure travelers, including renters who have lost the use of their own vehicles through accident, theft or breakdown. Contractual arrangements normally are the result of negotiations between rental companies and large corporations, based upon rates, billing and service arrangements, and influenced by reliability and renter convenience. Business travelers who are not parties to negotiated contractual arrangements and leisure travelers generally are influenced by advertising, renter convenience and access to special rates because of membership in travel, professional and other organizations.

        Many of Avis's major competitors are owned by, or are affiliated with, the major automobile manufacturers, and each of the major domestic car rental companies maintains a close relationship with one or more United States automobile manufacturers. At August 1, 1996, Ford owned Hertz and had an equity interest in Budget and announced its intention to purchase the remaining outstanding equity of Budget; and Chrysler had equity interests in Dollar and Thrifty, although Chrysler has been reducing its rental car investments. Automobile manufacturers often provide financing for the purchase of vehicles and provide payments to car rental companies in consideration of advertising and promotional programs that benefit the manufacturers. In addition, manufacturers provide fleet assistance programs, including Repurchase Programs and similar arrangements, which protect rental companies against loss on disposition of vehicles and enable rental companies to adjust their fleet size to take account of seasonal variations in demand.


AVIS CAR RENTAL OPERATIONS

THE AVIS SYSTEM

        System-Wide Services. Avis provides the Avis System with: (i) national promotion, advertising and public relations services; (ii) reservations and information systems; (iii) data processing support; (iv) marketing programs with hotels and airlines; (v) a sales staff for marketing to corporate customers and the travel community; (vi) credit card services for commercial customers; (vii) training in local marketing techniques; and (viii) operation and training support. Avis's on-line real-time data processing and information system, known as the Wizard System, connects more than 2,000 Avis locations in the United States, Canada, Europe and a number of other countries.

        The Wizard System. The Wizard System is a telecommunications and computer processing system which is used in the Avis System for reservations, rental agreement processing, accounting, fleet control and a variety of other purposes. It is operated by WizCom International, Ltd. ("WizCom"), a wholly owned subsidiary of Avis. In 1995, Budget entered into a computer services agreement with WizCom that provides Budget with certain reservation system computer services that are substantially similar to computer services provided to the Avis System. WizCom has also entered in agreements with hotel and other rental car companies to provide travel related reservation and distribution system services. Avis uses the Wizard System as a marketing tool and benefits from the operating efficiencies obtained through the Wizard System.

        The Wizard System is operated by Avis, and is linked to more than 12,000 terminals in more than 2,000 rental locations through telephone lines and satellite communications. Among the features of the Wizard System which are not available on most competitors' systems are (a) an advanced graphical interface reservation system; (b) "Rapid Return," which permits customers who are returning cars to obtain completed charge records from radio-connected "Roving Rapid Return" agents who complete and deliver the charge record at the car as it is being returned; (c) "Wizard on Wheels," which enables Avis locations to assign cars and complete rental agreements while customers are being transported to the car; (d) "Avis Link," which automatically identifies a customer using American Express or other major credit card who is entitled to special rental rates and conditions, and therefore sharply reduces the number of instances in which Avis inadvertently fails to honor the benefits of negotiated rate arrangements to which they are entitled; (e) interactive interfaces through the airline computerized reservation systems described under "Marketing"; (f) sophisticated fleet control and revenue management programs which, among other things, enable rental agents to ensure that a customer who rents a particular type of vehicle will receive the available vehicle of that type which has the lowest mileage (benefitting the customer and Avis by more evenly dispersing utilization among cars of a particular type); and (g) a comprehensive control and reporting system that enables Avis to adapt quickly to changes in customer requirements. Avis also benefits from the low cost and speed of billing available as a result of broad use of the Wizard System and believes that the Wizard System keeps its clerical and communications costs below those of its competitors.

RENTAL OPERATIONS

        Avis rents a wide variety of automobiles and minivans, most of which consist of the current and immediately preceding model years. Car rentals are generally made on a daily, weekly or monthly basis. Rental charges in the United States usually are computed on the basis of the length of the rental or on the length of the rental plus a mileage charge.

Additional charges are made for refueling service, loss damage waivers (a waiver of Avis's right to make a renter pay for damage to the rented car), personal accident insurance, personal effects protection and, in some instances, additional liability insurance. Rates vary at different locations depending on the type of vehicle, the local market and competitive and cost factors. Most rentals are made utilizing rate plans under which the customer is responsible for gasoline used during the rental. Avis also generally offers its customers the convenience of leaving a rented car at an Avis location in a city other than the one in which it was rented under its "Rent it Here -- Leave it There" program, although, consistent with industry practices, a drop-off charge or special intercity rate may be imposed.

        North American Operations. Approximately 88% of Avis's United States rental revenue is generated at 174 of the busiest airports in the United States. Avis's rental revenue as a percentage of total rental revenues at those airports for the five-year period ended February 29, 1996 approximated 26%; 23.7%; 24.1%; 22.3% and 23.8%, respectively.

        At August 1, 1996, Avis owned and operated approximately 406 corporate car rental facilities at airport, near-airport and downtown locations throughout the United States and approximately 36 corporate car rental facilities in Canada. Of these facilities, approximately 191 primarily serve airport business and approximately 251 are non-airport locations. By focusing on travelers at the major airports, Avis has been able to operate more vehicles from significantly fewer rental sites than its competitors, yielding significant economies of scale. Avis's emphasis on airport traffic has resulted in a strong competitive position at the major domestic rental-revenue airports.

        Avis has 77 independent licensees which operate locations in the United States. The two largest licensees operate the Avis System in the Los Angeles and Dallas area and account for approximately half of all United States licensees' rentals. Certain licensees in the United States pay Avis a fee equal to 5% of their total time and mileage charges, less all customer discounts, of which Avis is required to pay 40% for corporate licensee-related programs, while six licensees pay 8% of their gross revenue. Licensees outside the United States normally pay higher fees. Most of Avis's United States licensees currently pay 50 cents per rental agreement for use of the Wizard System, and they are charged for use of other aspects of the Wizard System.

        Avis is in many cases one of five to seven vehicle concessionaires at the airports at which it operates. In general, concession fees for airport locations are based on a percentage of total commissionable revenues (as determined by each airport authority), subject to a minimum guaranteed amount. Concessions are typically awarded by airport authorities every three to five years based upon competitive bids. Avis's concession arrangements with the various airport authorities generally include minimum requirements for vehicle age, operating hours and employee conduct, and provide for relocation in the event of future construction and abatement of fees in the event of extended low passenger volume.

        International Operations. In addition to countries served by Avis Europe and its affiliates and licensees, Avis's subsidiaries, joint ventures and licensees operate the Avis System internationally in approximately 65 countries and territories, with wholly owned subsidiaries in Canada, Argentina, Australia, New Zealand, Puerto Rico and the United States Virgin Islands, and joint ventures in Jamaica, Singapore and Malaysia. The principal business of Avis's foreign subsidiaries is car rentals.

        Avis's international system (not including Avis Europe) operates a combined peak rental and leasing fleet of approximately 44,000 vehicles, of which approximately 23,000 are operated by subsidiaries, and the balance by joint ventures and licensees. Revenues of the foreign subsidiaries in the fiscal year ended February 29, 1996, totaled approximately $212 million, without taking account of revenues of joint ventures or licensees.

MARKETING

        In the United States, approximately 70% of Avis's fiscal 1996 rentals were generated by travelers who used the Avis System under contractual arrangements negotiated by Avis with either the travelers' corporate employers or organizations such as American Association of Retired Persons in which the travelers have memberships. The remainder of the rental activity is from business travelers who are not affiliated with corporations or organizations with which Avis has contractual arrangements, and from leisure renters. Avis's corporate sales organization is the principal source of contractual arrangements with corporate accounts. Unaffiliated business travelers are solicited by direct mail, telemarketing and advertising campaigns.

        Avis solicits contractual arrangements with corporate accounts by emphasizing the Wizard System's advanced technology, customer service, pricing and a worldwide rental network. The Wizard System plays a significant part in securing business of this type because the Wizard System enables Avis to offer a wide variety of pricing combinations, special reports and tracking techniques tailored to the particular needs of each account, and to assure adherence to agreed-upon rates.

        Avis's presence in the United States leisure and incidental business segment is substantially less significant than its presence in the United States commercial account segment. Leisure rental activity is important in enabling Avis to balance the use of its fleet. Typically, business renters use cars from Monday through Thursday, while in most areas of the United States leisure renters use cars primarily over weekends.

        Avis maintains strong links to the air travel industry. It has arrangements with American Airlines, American West Airlines, Continental Airlines, Delta Airlines, Trans World Airlines, United Airlines, USAir and Northwest Airlines (collectively, the "Airlines") under which participants in the Airlines' frequent flier programs can earn mileage credits subject to certain limitations. Frequent flier programs (under which travelers can earn reduced fares or free flights based upon miles flown on particular airlines) are a significant sales incentive to United States travelers, and the Company believes Avis benefits significantly from its frequent flier arrangements with the Airlines. All the other major car rental companies also participate in one or more airline frequent flier programs.

        Car renters can make Avis reservations through all four major United States based global distribution systems and several international based systems. Users of the United States based global distribution systems can obtain access through these systems to the Avis reservation system concerning among other things, rental locations, vehicle availability, applicable rate structures and gives them the ability to reserve and confirm Avis vehicles directly through these systems.

        Avis also maintains strong links to the hotel industry. Avis has arrangements with Hilton Corporation, the Hyatt Corporation and the Sheraton Marketing Corporation frequent traveler programs, which provide various incentives to all program participants.

RENTAL VEHICLE PURCHASES

        Avis participates in a variety of vehicle purchase programs with major domestic and foreign manufacturers, although actual purchases are made directly through local car dealers. The average price for automobiles purchased by Avis in 1996 for its rental fleet was approximately $16,250.00. On average during model year 1996, 82% of the purchases were comprised of GM vehicles, 13% of Chrysler vehicles and 5% of Nissan, Subaru, Hyundai, Ford, Toyota and Land Rover vehicles. These percentages vary among Avis's operations and will most likely change from year to year. The vehicle purchase programs sponsored by manufacturers sometimes provide Avis with sales incentives for the purchase of certain models, and most of these programs allow Avis to serve as a drop-ship location for vehicles, thus enabling Avis to receive a fee from the manufacturers for preparing newly purchased vehicles for use. There can be no assurance that Avis will continue to be able to benefit from sales incentives in the future.

        Most of Avis's cars in the United States are purchased, owned and sold by Prime Vehicles Trust, a trust created by Avis of which Avis is the sole beneficiary, or by corporate nominees of Prime Vehicles Trust. All decisions regarding Prime Vehicles Trust purchases and sales of cars are made by Avis, and Prime Vehicles Trust is combined with Avis for both financial and tax accounting. The existence of Prime Vehicles Trust has no effect on Avis's control of the cars in its fleet. However, Avis believes the existence of Prime Vehicles Trust has been useful in obtaining financing secured by its cars. Avis expects to continue to take advantage of Prime Vehicles Trust to finance future fleet purchases.

FLEET UTILIZATION AND SEASONALITY

        Avis's business is subject to seasonal variations in customer demand, with the summer vacation period representing the peak season for vehicle rentals. This general seasonal variation in demand, along with more localized changes in demand at each of Avis's operations, causes Avis to vary its fleet size over the course of the year. In fiscal year 1996, Avis's average monthly fleet size ranged from a low of 127,000 vehicles in January to a high of 149,000 vehicles in August. Fleet utilization, which is based on the average number of days vehicles are rented compared to the total number of days vehicles are available for rental, ranged from 65% in December to 82% in August and averaged 74% for all of fiscal year 1996.

RENTAL VEHICLE DISPOSITION

        Avis's current operating strategy is to maintain its fleet at an average age of 12 months or less. Approximately 90% of the vehicles purchased by Avis in model year 1996 were eligible for participation in manufacturers' Repurchase Programs. These programs currently require that Avis maintain Program Vehicles in its fleet for a minimum of six months and impose numerous return conditions, including those related to mileage and repair condition. Less than 2.5% of the Program Vehicles purchased by Avis and scheduled to be returned in 1995 were ineligible for return. At the time of return to the manufacturer, Avis receives the price guaranteed at the time of purchase and is thus protected from fluctuations in the prices of previously-owned vehicles in the wholesale market at the time of disposition. The future percentage of Program Vehicles in Avis's fleet will be dependent on the availability and attractiveness of the manufacturers' Repurchase Programs, over which Avis has no control. See "Risk Factors -- Potential Changes in Manufacturers' Repurchase Programs."

        In addition, Avis sells cars wholesale to dealers in the United States either through informal arrangements or at auction through standard consignment agreements.

AVIS CAR RENTAL FACILITIES

        Avis leases almost all of its airport and non-airport car rental facilities and currently operates from 406 corporate rental locations. The airport facilities are located on airport property owned by airport authorities or located near the airport on locations convenient for bus transport of customers to the airport. One of Avis's airport facilities in each Avis region serves as the administrative headquarters for the region and, as a general rule, each airport facility includes vehicle storage areas, a vehicle maintenance facility, a car wash, a refueling station and rental and return facilities. In all airport locations, the facility leases are not co-terminus with the local airport concession agreement. See "Risk Factors--Risk of Non-Renewal of Airport Concessions." Avis's non-airport facilities generally consist of a limited parking facility and a rental and return desk and are generally subject to long-term leases with renewal options. Certain of these leases also have purchase options at the end of their terms.

AGENCY RENT A CAR SYSTEM, INC.

        Agency, a wholly owned subsidiary of Avis, rents used vehicles under a separate brand name to insurance companies, auto body repair shops and individual customers to replace vehicles that have either been stolen, damaged or are undergoing repair. As of August 1, 1996, the Agency business was comprised of approximately 304 separate locations. See "Legal Matters."

INSURANCE

        Avis generally assumes the risk of liability to third parties in the United States for up to $1 million per occurrence. It has purchased significant excess insurance coverage against risks which exceed $1 million per occurrence. One of the benefits of Avis's retaining the risk up to $1 million per occurrence is that Avis maintains its own claims department, which controls the disposition of most claims. The Company believes that the maintenance by Avis of its own claims department in recent years has helped contain Avis's cost of claims paid.

        Under its standard car rental contract, Avis provides its renters liability coverage up to the minimum financial responsibility limits required by applicable law. Higher limits are provided by separate agreement to some United States national corporate accounts and Avis makes available to renters, for an additional daily charge, participation in a group policy underwritten by a major national insurer which increases renters' coverage to one million dollars. Avis also offers renters, for additional daily charges, "Personal Accident Insurance," which pays medical expenses and accidental death benefits for accidents during the rental period, and "Personal Effects Protection," which ensures against loss or damage to the renters' personal belongings during the rental period. Both these coverages are underwritten by major national insurers.

REGULATORY AND ENVIRONMENTAL MATTERS

        Avis is subject to federal, state and local laws and regulations including those relating to taxing and licensing of vehicles, franchising, consumer credit, environmental protection, retail vehicle sales and labor matters. The principal environmental regulatory requirements applicable to Avis's operations relate to the ownership or use of tanks for the storage of petroleum products, such as gasoline, diesel fuel and waste oils; the treatment or discharge of waste waters; and the generation, storage, transportation and off-site treatment or disposal of solid or liquid wastes. Avis operates 232 domestic and international facilities at which petroleum products are stored in underground or aboveground tanks. At 211 of Avis's operating locations, one or more of these tanks are located underground. Avis has instituted an environmental compliance program designed to ensure that these tanks are in compliance with applicable technical and operational requirements, including the replacement of underground steel tanks and periodic integrity testing of underground storage tanks. The Company believes that the locations where Avis currently operates are in compliance, in all material respects, with such regulatory requirements.

        Avis may also be subject to requirements related to the remediation of, or the liability for remediation of, substances that have been released to the environment at properties owned or operated by Avis or at properties to which Avis sends substances for treatment or disposal. Such remediation requirements may be imposed without regard to fault and liability for environmental remediation can be substantial. See "Risk Factors -- Environmental Risks Inherent in On-Site Petroleum Storage."

        Avis may be eligible for reimbursement or payment of remediation costs associated with future releases from its regulated underground storage tanks. Certain of the states in which Avis maintains underground storage tanks have established funds to assist in the payment of remediation costs for releases from certain registered underground tanks. Subject to certain deductibles, the availability of funds, compliance status of the tanks and the nature of the release, these tank funds may be available to Avis for use in remediating future releases from its tank systems.

        A traditional revenue source for the car rental industry has been the sale of loss damage waivers, by which car rental companies agree to relieve a customer from financial responsibility arising from vehicle damage to the rented car incurred during the rental period. Approximately 3% of Avis's rental revenue during 1995 was generated by the sale of loss damage waivers. The U.S. House of Representatives has from time to time considered legislation that would regulate the conditions under which loss damage waivers may be sold by car rental companies. House Bill H.R. 175, introduced in January 1995, seeks to prohibit the imposition of liability on renters for loss of, or damage to, rented vehicles, except in certain circumstances, and would prohibit the sale of loss damage waivers. To date, no action has been taken on this bill. In addition, approximately 40 states have considered legislation affecting the sale of loss damage waivers. To date, 24 states have enacted legislation which regulates the sale of loss damage waivers, most of which requires disclosure to each customer at the time of rental that damage to the rented vehicle may be covered by the customer's personal automobile insurance and that loss damage waivers may not be necessary. In addition, in the late 1980's, New York and Illinois enacted legislation which eliminated Avis's right to offer loss damage waivers for sale and limited potential customer liability to $100 and $200, respectively. In 1996, the New York Legislature approved to increase this amount to $300. The bill is awaiting the Governor's action. Moreover, California, Nevada and Indiana have capped rates that may be charged for collision damage waivers to $9.00, $10.00 and $5.00 per day, respectively. Texas requires that the rate charged for loss damage waivers be reasonably related to the direct cost of the repairs. Adoption of national or additional state legislation eliminating or limiting the sale of loss damage waivers could result in the loss or reduction of this revenue source and additional limitations on potential customers liability could increase Avis's costs.

LEGAL MATTERS

        From time to time, Avis is subject to routine litigation incidental to its business. Avis maintains insurance policies that cover most of the actions brought against Avis. See "-- Insurance." Other than as discussed below, Avis is currently not involved in any legal proceeding which it believes would have a material adverse effect upon its financial condition or operations.

        Avis and two of its subsidiaries, Agency and Avis Rent A Car System, Inc. ("ARACS"), are involved in litigation with certain licensees of ARACS ("Licensees") that have entered into the Standard Form 1955 Exclusive License Agreement, as amended (the "ELA"). This litigation concerns Avis's right to operate Agency as a stand-alone insurance replacement car rental business, under its own brand name and separate from the Avis System. Several Licensees conduct their own insurance replacement car rental businesses, and the parties disagree as to whether such businesses can be operated within any licensee territory granted by the ELA. Agency operates approximately 304 separate locations, some of which are located within a geographic territory in which a Licensee does business pursuant to the ELA.

        On September 22, 1995, Avis, ARACS and Agency filed a complaint in the United States District Court for the

Eastern District of New York (the "E.D.N.Y. Action") against thirteen Licensees (the "Licensee Defendants"), which sought a declaration that the Agency business did not violate the ELA and an injunction against the Licensee Defendants and all those similarly situated from instituting litigation in other courts concerning the Agency business. The district court issued a temporary restraining order ("TRO") barring the Licensee Defendants from instituting any other lawsuits. The court subsequently dismissed the E.D.N.Y. Action for lack of personal jurisdiction and dissolved the TRO. The parties appealed this decision to the Court of Appeals for the Second Circuit. Oral argument was held in mid-July 1996 and no decision has been rendered yet by the Court of Appeals for the Second Circuit.

        Upon dissolution of the TRO, Avis filed suit in both the United States District Court for the Central District of California and the United States District Court for the Northern District of Texas. Each action seeks relief identical to the relief sought in the E.D.N.Y. Action and each could be dismissed or consolidated if the E.D.N.Y. Action is reinstated. Various Licensee Defendants also filed two state court actions, in California and in Texas, respectively, against Avis, ARACS and Agency. Avis subsequently removed each state court action to its respective federal court, and these state court actions have now been consolidated with the federal court actions in California and Texas, respectively.


EMPLOYEES

        Avis has more than 20,000 employees worldwide. Of these, approximately 375 are employed in executive, financial and administrative capacities, approximately 240 are engaged in marketing or sales capacities, approximately 460 are involved in system design and constant upgrading of the Wizard System, approximately 700 are engaged in clerical activities in connection with the administration of Avis and the balance are engaged in car rentals and car care at rental locations. Approximately 20% of Avis's employees are represented by 65 various local unions under contracts expiring on a variety of dates. No local union represents more than 2.5% of Avis's employees. Avis believes its relationships with its employees are good.

PROPERTIES

        Avis leases or has concessions relating to space at 707 locations in the United States and 117 locations outside the United States for all of its operations. Of those locations, 182 in the United States and 47 outside the United States are at airports. Additionally, 38 locations in the United States are owned and three locations outside the United States are owned. Typically, an airport receives a percentage of car rental revenues, with a guaranteed minimum. Because there is a limit to the number of car rental locations in an airport, car rental companies frequently bid for the available locations, usually on the basis of the size of the guaranteed minimums. Avis and other car rental firms also rent parking space on or near airports and at their other car rental locations.

        Avis's principal offices are in a 405,000 square foot complex in Garden City, New York, for which Avis currently pays approximately $875,000 per year under a lease which, by exercising renewal options, has been extended to 2015. The Avis reservation system is run from leased space in Tulsa, Oklahoma. Avis also maintains terminal network facilities which it uses in connection with the Wizard System in Garden City, Tulsa, San Francisco, California and Bracknell, England. Avis also owns a 166,000 square foot building in Virginia Beach, Virginia which serves as a satellite administrative and reservation facility.

                             SELLING STOCKHOLDERS

GENERAL

        The Selling Stockholders are the Avis ESOP, GM and certain persons named below who received all of their Shares in exchange for their outstanding "equivalent shares" under the Avis, Inc. Nonqualified Employee Stock Ownership Equivalent Plan (the "Equivalent Plan"). The Selling Stockholders received all of their respective Shares of Common Stock offered hereby in conjunction with the Merger Agreement and, with respect to GM, the Stock Purchase Agreement described below. See "Plan of Distribution." All of the Shares which may be offered hereby are for the account of such Selling Stockholders. The number and percentage of Shares beneficially owned before the offering by the Selling Stockholders, the number of Shares to be sold and the number of Shares beneficially owned after the offering will be set forth in an accompanying Prospectus Supplement, to the extent necessary.

        The following summaries of certain provisions of the Stock Purchase Agreement and the Merger Agreement are brief summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, such agreements which are exhibits to the Registration Statement. Capitalized terms are defined in the respective agreements unless otherwise defined herein. Whenever any term therein is referred to, such definition is incorporated herein by reference.

THE STOCK PURCHASE AGREEMENT

        The distribution and sale of the Shares of Common Stock offered by GM hereby is subject to the provisions of the Stock Purchase Agreement. If GM desires to sell all or a portion of the Shares at any time prior to the close of business on the thirtieth day after the Closing Date, or if such day is not a business day, the first business day thereafter (the "Directed Sale Date"), GM has agreed to deliver to HFS, at any time prior to the twenty-fifth day after the Closing Date (the "Notice Date"), written notice (the "Notice") of its desire to sell a specified number of Shares and to have HFS direct the manner and method of such sale. GM and HFS have agreed that HFS shall make all decisions in its reasonable business judgment regarding the manner and method of any such requested sale with the goal of obtaining the maximum sale price for such Shares; provided that, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. may act as broker or investment banker in connection with such sale or sales. Upon delivery of the Notice by the Notice Date, HFS has agreed to, not later than the close of business on the second business day after receipt of the Notice by HFS (the "Direction Date"), direct (the "Direction") the manner and method in which GM shall dispose of such number of Shares and HFS has agreed to use its commercially reasonable efforts to assist GM in effecting such sale. GM has agreed to use commercially reasonable efforts to effect any such sale as promptly as practicable after receipt of the Direction and in such manner and method as set forth in such Direction or subsequent instructions and has agreed to cooperate fully with all reasonable requests of HFS and assist HFS in connection with such sale.


THE MERGER AGREEMENT

        Avis ESOP. The distribution and sale of the Shares offered by the Avis ESOP hereby is subject to the provisions of the Merger Agreement. Under the Merger Agreement, the Avis ESOP has agreed not to sell or otherwise transfer or dispose of the Shares on or prior to the day that is eleven months following the Closing Date or, if such day is not a business day, the first business day thereafter (the "Guarantee Termination Date"), except pursuant to one or more written requests by HFS (an "HFS Request"), which shall not be received by the Avis ESOP Trustee later than five business days prior to the Guarantee Termination Date (the "Final Request Date"), to sell all or a portion of the Shares which request shall include the number of Shares to be sold pursuant to such HFS Request (the "Specified Shares") and the manner proposed to effect such sale. Upon a delivery of an HFS Request, HFS and the Avis ESOP have agreed to use commercially reasonable efforts to effect such sale in accordance with HFS's direction and to cooperate fully with all reasonable requests of the other party in effecting such sale. The Avis ESOP will not be required to take any action in connection with any HFS Request (other than certain limited representations and indemnities) that could reasonably be expected to expose it to any liability unless HFS agrees to indemnify the Avis ESOP against liabilities incurred by it in connection with any such action. In connection with any sales by the Avis ESOP pursuant to the Registration Statement of which this Prospectus is a part, HFS has agreed to provide the Avis ESOP with the right to indemnification and contribution by HFS in a manner customarily provided by issuers to underwriters in connection with an underwritten public offering. In the event that none or less than all of the Specified Shares are sold in accordance with the HFS Request primarily due to the fact that the Avis ESOP Trustee failed to act in accordance with the Merger Agreement in connection with such HFS Request, then the Specified Shares not so sold shall be deemed to be sold for purposes of calculating the Post-Closing Consideration under the Merger Agreement (i.e. a "Deemed Sale").
In the event that none or less than all of the Specified Shares are sold in accordance with an HFS Request for a reason other than that set forth in the preceding sentence, then, no Sale or Deemed Sale shall have occurred with respect to the Specified Shares not so sold and such shares shall continue to be subject to the provisions of the Merger Agreement described above and any subsequent HFS Request.

        If on the first day following the Guarantee Termination Date, the Avis ESOP Trustee is holding Shares as to which there has not been a Deemed Sale (such Shares, the "Remaining Shares"), the Avis ESOP may sell the Remaining Shares at any time following the Guarantee Termination Date through the thirtieth day thereafter or, if such day is not a business day, the first business day thereafter (the "Final Sale Date"). If the Avis ESOP desires to sell the Remaining Shares, the Avis ESOP has agreed to deliver to HFS written notice to such effect prior to any such sale. The Avis ESOP has agreed that all sales made after the Guarantee Termination Date shall be made in a commercially reasonable manner for a sale of its type in light of the circumstances in which it is made. HFS and the Avis ESOP have agreed to use commercially reasonable efforts to effect such sale. Notwithstanding the foregoing, in the event the Avis ESOP is prohibited from effecting any sale of the Remaining Shares under the Merger Agreement prior to the Final Sale Date as a result of a requirement of law applicable to the Avis ESOP (other than its organizational documents as in effect on the date of the Merger Agreement) (including as a result of any failure by HFS to update or keep effective the Registration Statement of which this Prospectus is a part), the Avis ESOP has agreed to sell to HFS, and HFS has agreed to purchase, not later than three business days after the Final Sale Date, such Remaining Shares from the Avis ESOP for a price to be agreed upon between HFS and the Avis ESOP which price shall not be less than "adequate consideration" as defined in Section 3(18)(B) of the Employee Retirement Income Security Act of 1974, as amended, and Department of Labor Proposed Regulation Section 2510.3-18(b), but only to the extent HFS is not prohibited from purchasing such Remaining Shares as a result of a requirement of law of HFS. If HFS is prohibited from purchasing such Remaining Shares as a result of a requirement of law applicable to HFS, there shall be no Sale or Deemed Sale of the Remaining Shares and the Avis ESOP shall have the right, on the third business day after the Final Sale Date, to draw down on a letter of credit provided by HFS, which shall include a requirement to deliver the Remaining Shares to one or more banking institutions issuing the letter of credit.

        At any time after the date which is three business days after a Deemed Sale has occurred with respect to the last of such Shares, or in the case of the last two sentences of the foregoing paragraph, at any time after the date which is three days after the Final Sale Date, the Avis ESOP may sell the Shares in any manner described in this Prospectus. The Company has agreed to cause the Registration Statement of which this Prospectus is a part to remain effective until the date that is one year from the Final Sale Date, unless the Shares held by the Avis ESOP are sold prior to such date.

        Other Selling Stockholders. The following table sets forth certain information, as of August 28, 1996, with respect to the number of "equivalent shares" under the Equivalent Plan beneficially owned by certain Selling Stockholders that will be exchanged for Shares of Common Stock pursuant to the formula described below:

                                            Number of                                                     Number of
                                       "equivalent shares"                                           "equivalent shares"
      Selling Stockholders         Beneficially Owned (1)(2)          Selling Stockholders        Beneficially Owned (1)(2)
      --------------------         --------------------------    --------------------------       -------------------------
Steven R. Adams                            7,699.35              William L. Lanier                        7,797.36
Charles F. Bell                            7,812.38              Phillip W. Lommen                        7,941.63
Charles A. Bovino                         17,583.18              Vincent F. Manago                        9,049.54
Thomas J. Byrnes                           9,454.10              Gerard E. McCormack                      9,107.97
Marceliano Calvo                           6,928.88              David P. McNicholas                     20,729.14
Robert D. Cardillo                        11,448.41              Robert H. Meagher                        6,310.49
James E. Collins                          20,434.26              Oliver Milton                            1,908.66
Michael P. Collins                        11,209.22              Kerry L. Morris                          7,346.41
Peter F. del Sol                           6,614.47              Jan Nyquist                              6,482.34
Martin R. Elkin                            1,456.66              Ronald W. Robertson                      4,393.39
Lawrence Ferezy                           18,449.03              Dennis Roth                              8,920.64
Joseph E. Fineo                            6,922.25              Stanley Roth                             9,459.99
Thomas S. Finn                             6,557.62              Gerald L. Rourke                        10,222.65
James R.B. Fitzsimmons                     8,814.47              F. Robert Salerno                       15,351.24
John H. Forsythe                          11,367.31              Joseph F. Scalabrino                     6,597.72
Edward C. Gitlitz                          7,193.37              Stanley J. Schwarz                       8,700.97
Steven L. Greenberger                     11,127.79              Karen C. Sclafani                        7,277.10
Edwin D. Hale                             10,215.06              Timothy M. Shanley                       7,729.14
Theodore P. Heller, Jr.                    6,501.33              Augustus J. Siragusa                     2,161.67
Russell L. James                           9,814.54              Gerald R. Skurky                         1,762.04
Seth F. Kaminsky                           9,718.02              Stuart E. Soule                          5,546.33
John P. Kennedy                            7,742.86              Dorothy A. Teubner                       9,124.37
Gerard J. Kennell                         10,072.28              Daryl R. Thrasher                        7,782.44
Don Kolodz                                   737.38              Sallyann B. Tine                         3,705.78
Donald L. Korn                            19,441.09              Peter R. Tittler                         8,200.17
James D. Krapf                             6,208.13              Thomas J. Tobias                         8,300.73
Albert T. LaFrance                         5,763.20              Joseph V. Vittoria                      62,254.54
                                                                 Richard R. Zaia                          7,088.86
                                                                 Total                                  528,539.91

-------------
(1) The number of whole Shares of Common Stock to be issued in exchange for the "equivalent shares" shall equal (A) the number of "equivalent shares" held by each person immediately prior to the Effective Time of the Merger, multiplied by $5.00, divided by (B) the average per share closing prices of the Common Stock on the NYSE Composite Tape for the 10 consecutive trading days immediately prior to Effective Time; provided, however, that the aggregate amount shall not exceed $22.5 million in Common Stock.

(2) The number of "equivalent shares" are subject to increase if, as expected, additional allocations of "equivalent shares" are made to Equivalent Plan accounts prior to the closing of the Merger.

                                USE OF PROCEEDS

        The Company will not receive any of the proceeds from the sale of the Shares offered hereby. All the proceeds will be received by the Selling Stockholders.

                             PLAN OF DISTRIBUTION

        The distribution and sale of the Shares is subject to the provisions of the Merger Agreement and the Stock Purchase Agreement described above under the headings "Selling Stockholders -- The Merger Agreement" and "-- The Stock Purchase Agreement." Subject to the Selling Stockholders' compliance with the transfer and other provisions of the Merger Agreement and the Stock Purchase Agreement, as the case may be, the distribution of the Shares by the Selling Stockholders may be effected from time to time, in one or more transactions on the New York Stock Exchange or otherwise, in secondary distributions pursuant to, and in accordance with, the rules of the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, or commissions from Selling Stockholders and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). Selling Stockholders and broker-dealers that participate with Selling Stockholders in the distribution of shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation. The Company will bear the costs relating to the registration of the Shares.

        The Merger Agreement contains various undertakings by the Selling Stockholders and the Company. The Company has agreed to cause the Registration Statement of which this Prospectus is a part to remain effective until the date that is one year from the Final Sale Date, unless the Shares held by the Avis ESOP are sold prior to such date. Pursuant to the Merger Agreement, the Company has also agreed to indemnify the Avis ESOP against certain liabilities, including liabilities under the Securities Act in connection with the sale of the Shares.

        At the time that a particular offering of Shares is made, to the extent required, a supplemental prospectus will be distributed which will set forth the aggregate number of Shares offered, the purchase price and aggregate offering price, the name or names of any agent or underwriter, and any applicable commissions or discounts.
                         DESCRIPTION OF CAPITAL STOCK
GENERAL

        The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock. As of August 26, 1996, 123,445,314 shares of Common Stock were issued and outstanding and held of record by 411 stockholders. There are no shares of Preferred Stock outstanding on the date hereof.

        The Company's Amended and Restated Certificate of Incorporation and By-laws provide that directors shall be removed from office only for cause at any time by the affirmative vote of the holders of a majority of the shares entitled to vote for the election of directors at any annual or special meeting of stockholders for that purpose.

COMMON STOCK

        Holders of Common Stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote. There are no cumulative voting rights and holders of Common Stock have no preemptive rights. All issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable. Holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. Upon dissolution, holders of Common Stock are entitled to share pro rata in the assets of the Company remaining after payment in full of all its liabilities and obligations, including payment of the liquidation preference, if any, of any preferred stock then outstanding.
                                      20

PREFERRED STOCK

        The Board of Directors, without further action by the stockholders, is authorized to issue Preferred Stock in one or more series and to designate as to any such series the dividend rate, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any new series of Preferred Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

        Generally, Section 203 of the Delaware General Corporation Law (the "DGCL") prohibits a publicly held Delaware corporation from engaging in any "business combination" with an "interested stockholder" for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (A) by persons who are both directors and officers and (B) certain employee stock plans, or (iii) at or after such time the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the preceding three years, did own) 15% or more of the corporation's voting stock.

LIMITATIONS ON CHANGE OF CONTROL

        The Company is a party to certain employment agreements, an earnout agreement, the Credit Agreement and certain indentures, each of which contain provisions with respect to a change in control of the Company. In addition, certain provisions of the Company's Amended Restated Certificate of Incorporation may inhibit changes in control of the Company. See "Description of Capital Stock--Disqualified Stockholders" and "Risk Factors--Certain Anti-takeover Effects; Divestiture and Loss of Voting Rights."

DISQUALIFIED STOCKHOLDERS

        The Company's Amended and Restated Certificate of Incorporation provides that no holder of capital stock of the Company who: (1) beneficially owns five percent or more of the outstanding capital stock of the Company and who has not fully cooperated with the Company and/or any Gaming Authority (as defined below) with respect to providing all requested information (including financial statements) relating to such holder, responding to all inquiries and questions raised by the Company and/or any Gaming Authority, consenting to relevant background investigations or complying with any other requests of the Company and/or any Gaming Authority in connection with any Gaming License (as defined below); (2) is required by any Gaming Authority to be qualified with respect to any Gaming License and who has neither been qualified by nor obtained a waiver of qualification from each Gaming Authority requiring qualification with respect to any Gaming License in a timely manner; or (3) has been found to be disqualified or unsuitable with respect to any Gaming License, which finding has not been reversed, vacated or superseded (each, a "Disqualified Stockholder"), shall be entitled to vote, directly or indirectly, any shares of capital stock of the Company beneficially owned by such holder on any matter, and no shares of capital stock of the Company beneficially owned by a Disqualified Stockholder shall be considered as outstanding stock entitled to vote for any purpose.

        A Disqualified Stockholder shall, upon the request of the Company, dispose of such holder's publicly-traded capital stock of the Company within 10 days after receipt of such request. Alternatively, the Company may, at its option, redeem such Disqualified Stockholder's capital stock of the Company as provided in the Company's Amended and Restated Certificate of Incorporation at the Redemption Price (as defined below).

        Holders of capital stock of the Company shall be required to pay any costs and investigative fees incurred in connection with any background investigation by, or qualification or suitability application with, any Gaming Authority. Upon becoming a Disqualified Stockholder, such holder shall have no further right to exercise, directly or through any trustee or nominee, any right conferred by its capital stock of the Company and no further right to receive any distribution with respect to any such capital stock of the Company.

        As used herein, the term "Gaming Authorities" includes all federal, state, local or foreign government authorities and the National Indian Gaming Commission or other tribal authorities which issue or grant any license or approval necessary or appropriate for the lawful operation of gaming and related businesses now or hereafter engaged in by the Company or its subsidiaries; the term "Gaming License" means all licenses and other regulatory approvals necessary for the lawful operation of gaming and related businesses now or hereafter engaged in by the Company or any subsidiary within or without the United States from the Gaming Authorities empowered to issue or grant Gaming Licenses; and the term "Redemption Price" for a share of capital stock of the Company means the average closing sale price during the 20-day period immediately preceding the date of the notice of redemption of a share of such capital stock on the composite tape for New York Stock Exchange Listed Stocks, or if such stock is not quoted on the composite tape, on the New York Stock Exchange, or if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Exchange Act on which such stock is listed, or if such stock is not listed on any such exchange, the average last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market with respect to a share of such capital stock during the 20-day period preceding the date of the notice of redemption as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or any similar system then in use, or if no such quotations are available, the fair market value on the date of the call for redemption of a share of such stock as determined by the Board of Directors of the Company.

TRANSFER AGENT

        Chase Mellon Shareholder Services is the Registrar and Transfer Agent for the Company's Common Stock.

                                 LEGAL OPINION

        The validity of the Shares of Common Stock offered hereby will be passed on for the Company by Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, New York 10022.

                                    EXPERTS

        The consolidated financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the HFS Incorporated Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The balance sheet of Century 21 Real Estate of the Mid-Atlantic States, Inc. as of December 31, 1995 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, which appear in the Form 8-K dated April 5, 1996 of HFS Incorporated, are incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated balance sheets of Century 21 Real Estate Corporation (a wholly-owned subsidiary of MetLife) and its subsidiaries as of December 31, 1994, 1993 and 1992 and the related consolidated statements of income, stockholder's equity and cash flows for the years then ended, which appear in the Form 8-K dated August 8, 1995 of HFS Incorporated (formerly Hospitality Franchise Systems, Inc.), are incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of Century 21 of Southwest, Inc. (an "S" corporation) as of and for the years ended March 31, 1995 and 1994, which appear in the Form 8-K dated February 16, 1996 of HFS Incorporated have been incorporated by reference herein in reliance upon the report dated May 15, 1995, of Toback CPAs, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Century 21 of Eastern Pennsylvania, Inc. (an "S" corporation) as of and for the years ended April 30, 1995 and 1994, which appear in the Form 8-K dated February 16, 1996 of HFS Incorporated have been incorporated by reference herein in reliance upon the report dated June 22, 1995, of Woolard, Krajnik, & Company, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Century 21 Real Estate of the Mid-Atlantic States, Inc. as of and for the years ended December 31, 1994 and 1993, which appear in the Form 8-K dated February 16, 1996 of HFS Incorporated have been incorporated by reference herein in reliance upon the report dated May 11, 1995, of Beers & Cutler PLLC, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as expert in accounting and auditing.

        The consolidated financial statements of Century 21 Region V, Inc. as of and for the year ended July 31, 1995, which appear in the Form 8-K dated February 16, 1996 of HFS Incorporated have been incorporated by reference herein in reliance upon the report dated January 12, 1995, of White, Nelson & Co. LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as expert in accounting and auditing.

        The consolidated financial statements of Electronic Realty Associates, Inc. for the years ended December 31, 1994 and 1993, included in the HFS Incorporated Current Report on Form 8-K dated February 16, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Electronic Realty Associates, L.P. for the years ended December 31, 1995 and 1994, included in the HFS Incorporated Current Report on Form 8-K dated April 5, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

        The consolidated balance sheets of Coldwell Banker Corporation and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the two years in the period ended December 31, 1995, included in the HFS Incorporated Current Report on Form 8-K dated May 8, 1996, audited by Coopers & Lybrand LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

        The consolidated statements of operations, stockholders' equity and cash flows for the three months ended December 31, 1993 and the consolidated statements of operations and cash flows for the nine months ended September 30, 1993 of Coldwell Banker Corporation and subsidiaries (formerly Coldwell Banker Residential Holding Company and subsidiaries) have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


        The consolidated financial statements of Avis, Inc. as of February 29, 1996 and February 28, 1995 and for each of the three years in the period ended February 29, 1996, included in the HFS Incorporated Current Report on Form 8-K dated August 29, 1996, have been so incorporated herein in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.